UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014
(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina
(Jurisdiction of incorporation or organization)

Ortiz de Ocampo 3302
Building #4
C1425DSR
Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2014 AND FOR THE THREE

MONTH PERIOD THEN ENDED

PRESENTED WITH COMPARATIVE FIGURES

GLOSSARY OF TERMS

The following are not technical definitions, but they are helpful for the reader’s understanding of some terms used in the notes to the consolidated financial statements of the Company.

Terms	Definitions
AESEBA	AESEBA S.A.
BLL	Bodega Loma La Lata S.A.
CAMMESA	Compañía Administradora del Mercado Eléctrico Mayorista S.A.
IFRIC	International Financial Reporting Interpretations Committee
CIESA	Compañía de inversiones de energía S.A.
Citelec	Compañía Inversora en Transmisión Eléctrica Citelec S.A.
CPB	Central Piedra Buena S.A.
CTG	Central Térmica Güemes S.A.
CTLL	Central Térmica Loma La Lata S.A.
CYCSA	Comunicaciones y Consumos S.A.
DESA	Desarrollos Energéticos S.A.
EASA	Electricidad Argentina S.A.
EDEN	Empresa Distribuidora de Energía Norte S.A.
Edenor	Empresa Distribuidora y Comercializadora Norte S.A.
ENDISA	Energía Distribuida S.A.
ENRE	National Regulatory Authority of Electricity
EPCA	EPCA S.A
FOCEDE	Fund works of consolidation and expansion of electrical distribution
FOTAE	Works Administration Trust Transport for Electricity Supply
FONINVEMEM	Fund for Investments required to increase the electric power supply in the WEM
Foundation	Pampa Energía Foundation committed to education
HIDISA	Hidroeléctrica Diamante S.A.
HINISA	Hidroeléctrica Los Nihuiles S.A.

GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
IEASA	IEASA S.A.
INDISA	Inversora Diamante S.A.
INNISA	Inversora Nihuiles S.A.
IPB	Inversora Piedra Buena S.A.
LVFVD	Sales Liquidations with Maturity Date to be Defined
MAT	WEM’s Forward Market
WEM	Wholesale Electricity Market
MMC	Cost Monitoring Mechanism
MAN Engines	MAN B & W Diesel model 18V32/40PGI
IAS	International Accounting Standards
IFRS	International Financial Reporting Standards
Orígenes Retiro	Orígenes Seguros de Retiro S.A.
PACOSA	Pampa Comercializadora S.A.
PEPASA	Petrolera Pampa S.A.
PISA	Pampa Inversiones S.A.
Powerco	Powerco S.A.
PP	Pampa Participaciones S.A.
PP II	Pampa Participaciones II S.A.
PUREE	Rational Use of Electricity Programme
ES	Secretary of Energy
The Company / Group	Pampa Energía S.A. and its subsidiaries
TG	Gas turbine
TGS	Transportadora de Gas del Sur S.A.
Transba	Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A.

GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
Transelec	Transelec Argentina S.A.
Transener	Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.
UTE Senillosa	Petrolera Pampa S.A. – Rovella Carranza – Gas y Petróleo de Neuquén, Unión Transitoria de Empresas Senillosa
VCP	Short-term securities

UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT

OF FINANCIAL POSITION

As of March 31, 2014

presented with comparative figures

(In Argentine Pesos (“Ps.”) – unless otherwise stated)

	Note	03.31.2014	12.31.2013
ASSETS
NON CURRENT ASSETS
Investments in joint ventures	8	165,899,851	188,644,285
Investments in associates	9	127,267,456	134,774,654
Property, plant and equipment	10	7,097,959,961	6,902,661,359
Intangible assets	11	894,480,759	901,846,313
Biological assets		1,925,092	1,935,296
Financial assets at fair value through profit and loss	12	578,288,351	432,729,855
Deferred tax assets	13	122,997,197	63,214,262
Trade and other receivables	14	371,045,120	366,685,679
Total non current assets		9,359,863,787	8,992,491,703

CURRENT ASSETS
Biological assets		780,202	564,431
Inventories		144,966,915	114,615,289
Financial assets at fair value through profit and loss	12	938,357,233	844,259,368
Trade and other receivables	14	2,525,888,837	2,256,967,076
Cash and cash equivalents		201,230,938	341,668,865
Total current assets		3,811,224,125	3,558,075,029
Assets classified as held for sale		11,987,500	11,987,500
Total assets		13,183,075,412	12,562,554,232

UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT

OF FINANCIAL POSITION

 (Continuation)

	Note	03.31.2014	12.31.2013
SHAREHOLDERS´ EQUITY
Share capital		1,314,310,895	1,314,310,895
Additional paid-in capital		276,872,175	263,489,911
Reserve for directors’ options		261,587,391	259,351,053
Retained earnings (Accumulated losses)		(104,021,425)	286,083,801
Other comprehensive loss		(24,385,321)	(24,385,321)
Equity attributable to owners of the company		1,724,363,715	2,098,850,339
Non-controlling interest		534,272,489	775,971,764
Total equity		2,258,636,204	2,874,822,103

LIABILITIES
NON CURRENT LIABILITIES
Trade and other payables	16	1,491,595,166	1,295,851,077
Borrowings	17	3,168,225,958	2,924,530,436
Deferred revenues		33,474,797	33,665,717
Salaries and social security payable		26,840,843	25,959,305
Defined benefit plans		126,297,529	136,521,808
Deferred tax liabilities	13	407,952,469	416,561,631
Taxes payable		190,376,294	150,095,508
Provisions	18	87,147,626	91,464,804
Total non current liabilities		5,531,910,682	5,074,650,286

CURRENT LIABILITIES
Trade and other payables	16	3,944,982,900	3,098,555,391
Borrowings	17	749,056,115	753,571,799
Salaries and social security payable		400,239,109	501,445,076
Defined benefit plans		26,462,176	8,552,119
Taxes payable		229,938,103	239,718,270
Provisions	18	41,850,123	11,239,188
Total current liabilities		5,392,528,526	4,613,081,843
Total liabilities		10,924,439,208	9,687,732,129
Total liabilities and equity		13,183,075,412	12,562,554,232

The accompanying notes are an integral part of these condensed interim financial statements.

UNAUDITED CONSOLIDATED CONDENSED INTERIM

STATEMENT OF COMPREHENSIVE INCOME (LOSS)

For the three month period ended March 31, 2014

presented with comparative figures

 (In Argentine Pesos (“Ps.”) – unless otherwise stated)

	Note	03.31.2014	03.31.2013

Sales	19	1,431,407,198	1,392,198,142
Cost of sales	20	(1,317,642,221)	(1,495,465,296)
Gross profit / (loss)		113,764,977	(103,267,154)

Selling expenses	21	(154,676,183)	(127,323,636)
Administrative expenses	22	(164,049,330)	(118,849,775)
Other operating income	23	40,262,452	43,116,849
Other operating expenses	23	(64,596,104)	(33,882,317)
Share of loss of joint ventures	8	(25,376,176)	(10,223,048)
Share of profit (loss) of associates	9	(7,507,198)	5,538,857
Operating loss		(262,177,562)	(344,890,224)

Financial income	24	47,221,954	33,721,500
Financial cost	24	(254,811,406)	(178,230,751)
Other financial results	24	(297,185,917)	(62,234,087)
Financial results, net		(504,775,369)	(206,743,338)
Loss before income tax		(766,952,931)	(551,633,562)

Income tax		47,183,816	73,648,770
Loss for the period from continuing operations		(719,769,115)	(477,984,792)

Discontinued operations		-	(128,037,923)
Total Loss of the period		(719,769,115)	(606,022,715)

UNAUDITED CONSOLIDATED CONDENSED INTERIM

STATEMENT OF COMPREHENSIVE INCOME (LOSS)

 (Continuation)

	Note	03.31.2014	03.31.2013
Total Loss of the period attributable to:
Owners of the company		(390,105,226)	(386,594,152)
Non - controlling interest		(329,663,889)	(219,428,563)
		(719,769,115)	(606,022,715)

Total Loss of the period attributable to owners of the company:
Continuing operations		(390,105,226)	(299,876,703)
Discontinued operations		-	(86,717,449)
		(390,105,226)	(386,594,152)

Loss per share attributable to the equity holders of the company during the period
Basic and diluted Loss per share from continuing operations	25	(0.2968)	(0.2282)
Basic and diluted Loss per share from discontinued operations	25	-	(0.0660)

  The accompanying notes are an integral part of these condensed interim financial statements.

UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY

For the three month period ended March 31, 2014

presented with comparative figures

 (In Argentine Pesos (“Ps.”) – unless otherwise stated)

	Attributable to owners
	Equity holders of the company		Retained earnings				Non-controlling interest	Total equity
	Share capital	Additional paid-in capital	Reserve for directors’ options	Other comprehensive (loss) income	Retained earnings (Accumulated losses)	Subtotal
Balance as of December 31, 2012	1,314,310,895	1,018,352,216	250,405,701	(10,753,372)	(771,796,574)	1,800,518,866	529,796,278	2,330,315,144

Reserve for directors’ options	-	-	2,236,338	-	-	2,236,338	-	2,236,338
Sale of subsidiaries	-	-	-	-	-	-	1,206,772	1,206,772

Loss for the three-month period	-	-	-	-	(386,594,152)	(386,594,152)	(219,428,563)	(606,022,715)
Comprehensive loss for the three-month period	-	-	-	-	(386,594,152)	(386,594,152)	(219,428,563)	(606,022,715)

Balance as of March 31, 2013	1,314,310,895	1,018,352,216	252,642,039	(10,753,372)	(1,158,390,726)	1,416,161,052	311,574,487	1,727,735,539

Reserve for directors’ options	-	-	6,709,014	-	-	6,709,014	-	6,709,014
Accumulated losses absorptions - Shareholders’ meeting 04.26.2013	-	(771,796,574)	-	-	771,796,574	-	-	-
Dividends attributables to non-controlling interest	-	-	-	-	-	-	(15,467,679)	(15,467,679)
Sale of subsidiaries	-	-	-	-	-	-	(73,334,446)	(73,334,446)
Sale of interest in subsidiaries	-	7,698,689	-	-	-	7,698,689	20,941,588	28,640,277
Merger of subsidiaries	-	9,235,580	-	-	-	9,235,580	(9,251,951)	(16,371)

Profit for the complementary nine-month period	-	-	-	-	672,677,953	672,677,953	548,130,082	1,220,808,035
Other comprehensive loss for the complementary nine-month period	-	-	-	(13,631,949)	-	(13,631,949)	(6,620,317)	(20,252,266)
Comprehensive loss for the complementary nine-month period	-	-	-	(13,631,949)	672,677,953	659,046,004	541,509,765	1,200,555,769

Balance as of December 31, 2013	1,314,310,895	263,489,911	259,351,053	(24,385,321)	286,083,801	2,098,850,339	775,971,764	2,874,822,103

UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY

(Continuation)

	Attributable to owners
	Equity holders of the company		Retained earnings				Non-controlling interest	Total equity
	Share capital	Additional paid-in capital	Reserve for directors’ options	Other comprehensive (loss) income	Retained earnings (Accumulated losses)	Subtotal
Balance as of December 31, 2013	1,314,310,895	263,489,911	259,351,053	(24,385,321)	286,083,801	2,098,850,339	775,971,764	2,874,822,103

Reserve for directors’ options	-	-	2,236,338	-	-	2,236,338	-	2,236,338
Sale of interest in subsidiaries	-	462,407	-	-	-	462,407	886,971	1,349,378
Change in interest in subsidiaries	-	12,919,857	-	-	-	12,919,857	87,077,643	99,997,500

Loss for the three-month period	-	-	-	-	(390,105,226)	(390,105,226)	(329,663,889)	(719,769,115)
Comprehensive loss for the three-month period	-	-	-	-	(390,105,226)	(390,105,226)	(329,663,889)	(719,769,115)

Balance as of March 31, 2014	1,314,310,895	276,872,175	261,587,391	(24,385,321)	(104,021,425)	1,724,363,715	534,272,489	2,258,636,204

The accompanying notes are an integral part of these condensed interim financial statements.

UNAUDITED CONSOLIDATED CONDESED INTERIM

STATEMENT OF CASH FLOWS

For the three month period ended March 31, 2014

presented with comparative figures

 (In Argentine Pesos (“Ps.”) – unless otherwise stated)

	Note	03.31.2014	03.31.2013
Cash flows from operating activities:
Loss for the period		(719,769,115)	(606,022,715)
Adjustments to reconcile net loss to cash flows provided by operating activities:
Income tax and minimum notional income tax		(47,183,816)	(73,648,770)
Interest accruals		203,373,855	139,367,652
Depreciations and amortizations	20, 21 and 22	102,795,722	87,687,201
Reserve for directors’ options	22	2,236,338	2,236,338
Constitution of accruals, net		10,703,119	11,972,048
Constitution of provisions, net		23,579,328	1,099,643
Share of profit / (loss) of joint ventures and associates	8 and 9	32,883,374	4,684,191
Accrual of defined benefit plans	20, 21 and 22	12,584,862	8,458,694
Foreing currency exchange difference	24	617,875,106	103,868,241
Results for discounted value measurement	24	(16,087,693)	17,172,227
Changes in the fair value of financial instruments	24	(256,891,654)	(31,173,713)
Result from repurchase of corporate bonds	24	(47,752,340)	(27,582,740)
Results from property, plant and equipment sale, net of decreases	23	(5,407,001)	176,706
Consumption of materials		2,373,699	4,935,526
Recovery of expenses		(2,831,319)	-
Revenue recognition CAMMESA finance		(4,350,624)	(5,517,147)
Other		187,615	(560,577)
Discontinued operations		-	150,960,511

Changes in operating assets and liabilities:
Increase in trade receivables and other receivables		(189,488,144)	(102,705,892)
Increase in inventories		(30,384,630)	(9,381,792)
Increase in biological assets		(215,771)	(176,007)
Increase in trade and other payables		81,973,744	17,892,819
Decrease in deferred revenues		(190,920)	-
Decrease in salaries and social security payable		(100,324,429)	(11,717,899)
Decrease in defined benefit plans		(4,899,086)	(5,383,157)
Increase in taxes payable		1,509,668	57,722,858
Decrease in provisions		(1,392,084)	(2,687,060)
Cash obteined by PUREE		110,430,039	129,684,539
Income tax paid		(821,830)	(2,575,270)
Dividends paid to third parties in subsidiaries		(526,000)	-
Subtotal before CAMMESA financing		(226,009,987)	(141,213,545)
Proceeds from funds obtained -CAMMESA operating financing		725,519,853	423,740,000
Net cash generated by operating activities		499,509,866	282,526,455

UNAUDITED CONSOLIDATED CONDESED INTERIM

STATEMENT OF CASH FLOWS (Continuation)

	Note	03.31.2014	03.31.2013
Cash flows from investing activities:
Purchases of property, plant and equipment		(285,610,411)	(202,528,840)
Proceeds from property, plant and equipment sale		18,839	-
Purchases of financial assets at fair value		(37,714,921)	(54,212,399)
Proceeds from financial assets at fair value sale		68,631,764	85,342,188
Proceeds from amortizations of financial assets		1,329,548	-
Proceeds from financial assets' interest		79,332	-
Proceeds from dividends		-	6,031,993
Subscription of investment funds, net		(102,018,169)	(82,186,959)
Capital contribution in joint ventures		-	(205,386)
Proceeds from sales of subsidiaries		-	15,426,300
Discontinued operations		-	(9,408,085)
Net cash used in investing activities		(355,284,018)	(241,741,188)

Cash flows from financing activities:
Proceeds from borrowings		70,955,915	205,896,750
Payment of borrowings		(355,334,787)	(90,454,424)
Payment of borrowings' interests		(123,166,334)	(21,604,652)
Payment for repurchase of financial debt		(7,640,300)	(26,897,282)
Capital contributions received from third parties in subsidirias		99,997,500	-
Proceeds from sale of interest in subsidiaries		1,375,641	-
Discontinued operations		-	3,257,497
Net cash (used in) generated by financing activities		(313,812,365)	70,197,889

(Decrease) Increase in cash and cash equivalent		(169,586,517)	110,983,156

Cash and cash equivalents at the beginning of the year		341,668,865	156,647,003
Cash and cash equivalents at the beginning of the year included in assets classified as held for sale		-	11,154,000
Foreing currency exchange difference generated by cash and cash equivalents		29,148,590	5,057,602
(Decrease) Increase in cash and cash equivalents		(169,586,517)	110,983,156
Cash and cash equivalents at the end of the period		201,230,938	283,841,761

Cash and cash equivalents at the end of the period in the statement of financial position		201,230,938	255,915,761
Cash and cash equivalents at the end of the period included in assets classified as held for sale		-	27,926,000
Cash and cash equivalents at the end of the period		201,230,938	283,841,761

Non-cash transactions:
Acquisition of property, plant and equipment through an increase in trade payables		(6,995,186)	(7,998,409)
Borrowing costs capitalized in property, plant and equipment		(3,141,407)	(9,356,000)
Decrease in financial assets at fair value from repurchase of Corporate Notes		91,637,990	-
Sale of interest in subsidiaries		(462,407)	-
Change in interest in subsidiaries		(12,919,857)	-

The accompanying notes are an integral part of these condensed interim financial statements.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

For the three month period ended March 31, 2014

presented with comparative figures

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 1: GENERAL INFORMATION

The Company is an integrated electricity company which, through its subsidiaries and joint ventures, is engaged in of the electricity generation, transmission and distribution in Argentina.

In the generation business, the Company has an installed capacity of approximately 2,217 MW, which accounts for approximately 7.1% of the installed capacity in Argentina.

In the transmission business, the Company joint-controls Citelec, which is the controlling company of Transener, that performs the operation and maintenance of the high-tension transmission network in Argentina which covers 12,214 km of lines of its own, as well as 6,159 km of high-tension lines belonging to Transba in the province of Buenos Aires. Both companies together carry 90% of the electricity in Argentina.

In the distribution business, the Company, through Edenor, distributes electricity among over 2.8 million customers throughout the northern region of Buenos Aires City, the north and northwest of Greater Buenos Aires.

In other sectors, the Company conducts financial investment operations, oil and gas exploration and exploitation, and it keeps investments in other companies that have complementary activities.

NOTE 2: REGULATORY FRAMEWORK

The main regulatory provisions affecting the electricity market and the activities of the company have been detailed in the financial statements for the year ended December 31, 2013, with the exception of the changes stated below.

2.1 Generation

The future development of the power generation activity could force the Government to modify adopted measures or to introduce additional regulations. The impacts generated by the whole set of measures adopted as at the date hereof by the National Government on the Company and its subsidiaries’ financial, economic and cash position as at March 31, 2014 have been calculated based on the assessments and estimates made by the Company management as at the date of preparation of these unaudited consolidated condensed financial statements and should be interpreted considering these circumstances.

The regulatory provisions that have affected or are affecting the electricity market and the activities of the Company and its generation subsidiaries company have been detailed in the financial statements for the year ended December 31, 2013, with the exception of the changes stated below.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continuation)

2.1.1 Receivables from MEM generators

As of March 31, 2014 and December 31,2013 the Company and its generation subsidiaries have a consolidated receivable from CAMMESA which, with accrued interest and without considering adjustments for present value, amount to a total Ps. 414.4 and Ps 397.9 million, respectively, and are made up as follows:

a.       LVFVDs allocated to FONINVEMEM for Ps. 66,5 and Ps. 69 million;

b.       LVFVDs allocated to certain “MEM Supply Commitment Agreements Resolution No. 724/08” amounting to Ps. 289 and 262.6 million;

c.        LVFDVs allocated to the “Agreement 2008 – 2011” for Ps. 58.4 and 66.3 million;

d.       LVFVDs accrued during fiscal year 2012 in the amount of Ps. 39.8 million respectively, which will remain wholly impaired until the provisions of ES Resolution No. 95/13 are implemented and their recoverable value may be assessed.

e.        LVFVDs accrued during fiscal year 2013 for Ps.38.8 million and accounts of undertaken contributions to the Trust pursuant to Resolution No. 95/13 in the amount of Ps. 53.7 and Ps. 35.5 million respectively, which have not been recognized as income during this fiscal year due to the uncertainty of their collection. This is so because the ES has not yet implemented this trust since the issuance of ES Resolution No. 95/13 and, therefore, there is no reasonable certainty that the Company will recover this receivable.

Regarding the offset to be made on account of the financing granted by CAMMESA described in Note 17, as of the closing date CPB has revalued the balances of receivables mentioned in items b) and c) for the January 2008-June 2011 period as a result of changes in their recoverability estimates after the closing of the period. These changes have had a Ps 35.3 million effect in Profit before taxes, which is disclosed in the consolidated condensed interim Statement of Comprehensive Income’s financial results.

2.1.2 Financing for new generation

At the request of the ES, several negotiations have been held to establish the conditions necessary for an increase in the thermal generation availability through new generation.

Investments would be financed through the collection by the generating agents of the following receivables: a) LVFVDs issued on account of the application of Section 4.c of ES Resolution No. 406/03 and not committed under other agreements entered into with the ES and/or CAMMESA; and b) receivables under the Additional Remuneration committed to the Trust issued or to be issued until December 31, 2015 pursuant to ES Resolution No. 95/13.

The Company is evaluating various options for new generation projects to present to the SE.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continuation)

2.2 Transmission

On February 14, 2014, Transener entered into Addendum III with CAMMESA, which stipulated as follows: i) the granting to Transener of a new loan in the amount of Ps. 785.8 million corresponding to receivables acknowledged by the ES and the ENRE on account of cost variations for the December, 2010- December, 2012 period; and ii) the assignment as collateral of the receivables recognized on account of higher costs as at December 31, 2012 pursuant to the Renewal Agreement and the Agreement in order to pay off the amounts collectable for the application of the new agreed extensions.

As of March 31, 2014, the results generated by the recognition of costs by the ES and the ENRE up to the amounts collected through Addendums II and III have been accounted for in Transener and Transba’s unaudited condensed interim financial statements. Consequently, Transener has recorded revenues from sales amounting to Ps. 112.6 million and Ps. 11.7 million, as well as accrued interest for Ps. 52.7 million and Ps. 10.7 million for the three month period ended March 31. 2014 and 2013, respectively. Likewise, Transba has disclosed revenues from sales amounting to Ps. 27.4 million and Ps. 7.8 million, and earned interest amounting to Ps. 12.3 million and Ps. 7.1 million for the same periods, respectively. Liabilities for all disbursements received have been cancelled through an assignment of receivables on account of higher costs pursuant to the Agreement and the Renewal Agreement.

2.3 Distribution

Penalties – Specific situations

Based on the provisions of ENRE Resolution 1/14, the final amount of the compensation payable to customers by way of discounts totaled Ps. 84.6, of which Ps. 20.8 have already been credited to customers.

NOTE 3: BASIS OF PRESENTATION

These interim condensed consolidated financial statements for the period of three months ended on March 31, 2014 have been prepared in accordance with the provisions of IAS 34 "Interim Financial Reporting".

This unaudited consolidated condensed interim financial information should be read in conjunction with the consolidated financial statements of the Company as of December 31, 2013, which have been prepared in accordance with IFRS.

These unaudited consolidated condensed interim financial statements are expressed in pesos. They have been prepared under the historical cost convention, modified by the measurement of financial assets at fair value.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 3: (Continuation)

These unaudited consolidated condensed interim financial statements for the three month periods ended March 31, 2014 have not been audited. The Company’s management estimates they include all the necessary adjustments to present fairly the results of operations for each period. The income for the three month periods ended March 31, 2014 does not necessarily reflect in proportion the Company’s results for the complete year.

These unaudited consolidated condensed interim financial statements have been approved for their issuance by the Company’s Board of Directors on May 12, 2014.

Comparative information

Balances as of December 31, 2013 and for the three month period ended on March 31, 2013, included in these unaudited consolidated condensed interim financial statements for comparative purposes, are derived from the financial statements at those dates. Certain reclassifications have been made to those financial statements in order to maintain consistency in the presentation with the amounts of the current period.

NOTE 4: ACCOUNTING POLICIES

The accounting policies applied in these consolidated condensed interim financial statements are consistent with those used in the financial statements for the last fiscal year prepared under IFRSs, which ended on December 31, 2013, except for the changes described below.

4.1 Derivative Financial Instruments

Derivatives are initially recognized at their fair value on the derivative contract’s effective date. After their initial recognition, they are revalued at their fair value.

The method used to recognize the resulting profit or loss depends on whether the derivative has been designated as a hedging instrument, and, if so, on the nature of the item being hedged. The Company has not designated any derivative as a hedging instrument; therefore, changes in their value are disclosed in “Changes in the fair value of financial instruments”, under “Other financial results”.

The fair value of derivative financial instruments traded in active markets is disclosed based on their quoted market prices. The fair value of financial instruments that are not traded in active markets is determined using different valuation techniques. The Company uses its critical judgment to select the most appropriate methods and to determine assumptions which are based mainly on the market conditions prevailing at the closing of each period.

During the three-month period ended March 31, 2014, the Company has entered into forward contracts for the purchase of U.S. dollars with pesos for a nominal value of US$ 41 million at an average exchange rate of AR$ 7.83 to a U.S. dollar, having maturities between March and June, 2014.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continuación)

As of March 31, 2014, the U.S. dollar purchasing position amounts to US$ 27 million at a contracted average exchange rate of Ps. 7.86, with maturities between April and June, 2014.

These contracts are guaranteed. The guarantees are disclosed under “Other current receivables”, net of the result of the secured contracts. As of March 31, 2014, the economic impact of these operations resulted in net income in the amount of Ps. 14.7 million, which is disclosed under “Other Financial results” of the unaudited consolidated condensed interim Statement of Comprehensive Income.

4.2    New mandatory provisions, modifications and interpretations for fiscal years beginning January 1, 2013 and not early applied

The following provision applies to the Company as from this fiscal year, and has not had a significant impact on its financial position and operating results.

- IAS 36 (reviewed in 2013) - “Impairment of Assets” was issued in May, 2013, and modifies the disclosure requirements applicable to the recoverable value of impaired assets, if such value is based on their fair value less costs of disposal.

- IFRIC 21 - "Levies" was issued in May, 2013, and provides guidance on when to recognize a liability for a levy imposed by the Government; it applies both to levies accounted for in accordance with IAS 37 - "Provisions, Contingent Liabilities and Contingent Assets", and those where the timing and amount of the levy is certain.

NOTE 5: CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of these consolidated condensed interim financial statements requires the Company’s Management to make future estimates and assessments, to apply critical judgment and to establish assumptions affecting the application of accounting policies and the amounts of disclosed assets and liabilities, and income and expenses.

In the preparation of these unaudited consolidated condensed interim financial statements, critical judgments made by the management on applying the Company’s accounting policies and sources of information used for the respective estimates are the same as those applied in the Consolidated Financial Statements for the year ended December 31, 2013.

The applied estimates and accounting judgments are evaluated on a continuous basis and are based on past experiences and other reasonable factors under the existing circumstances. Actual future results might differ from the estimates and evaluations made at the date of preparation of these unaudited consolidated condensed interim financial statements.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6: FINANCIAL RISK MANAGEMENT

The Company’s activities are subject to several financial risks: market risk (including the exchange rate risk, the interest rate risk and the price risk), credit risk and liquidity risk.

No significant changes have arisen in risk management policies since the last year.

NOTE 7: INVESTMENTS IN SUBSIDIARIES

(a) Subsidiaries information

Unless otherwise indicated, the capital stock of the subsidiaries consists of common shares, each granting the right to one vote. The country of the registered office is also the principal place where the subsidiary develops its activities.

			03.31.2014	12.31.2013
	Country	Main activity	% Participation	% Participation
BLL	Argentina	Winemaking	100.00%	100.00%
CTG	Argentina	Generation	90.42%	90.42%
CTLL	Argentina	Generation	100.00%	100.00%
EPCA	Argentina	Investment	100.00%	100.00%
IEASA	Argentina	Investment	100.00%	100.00%
INDISA	Argentina	Investment	91.60%	91.60%
INNISA	Argentina	Investment	90.27%	90.27%
IPB	Argentina	Investment	100.00%	100.00%
PACOSA	Argentina	Distributor	100.00%	100.00%
PISA	Uruguay	Investment	100.00%	100.00%
PP	Argentina	Investment	100.00%	100.00%
PP II	Argentina	Investment	100.00%	100.00%
PEPASA (1)	Argentina	Oil	50.00%	100.00%
Powerco (2)	Argentina	Distributor	-	100.00%
Transelec	Argentina	Investment	100.00%	100.00%

(1) On November 6, 2013, the Board of Directors resolved to assign its preemptive rights on PEPASA’s capital stock increase to all the Company’s shareholders registered with Caja de Valores S.A. On January 8, 2014, PEPASA shareholders subscribed 17.8 million new shares in the exercise of their preemptive rights and 41.9 million new shares in the exercise of their accretion rights. The Company holdings were thus reduced to 49.99%. However, the necessary conditions to keep PEPASA’s control are met.

(2) On December 17, 2013, CTLL’s Board of Directors resolved to initiate the necessary proceedings aiming to absorb Powerco. On March 7, 2014, CTLL’s Board of Directors resolved to approve the drafting and execution of the Prior Merger Commitment, whereby Powerco's merger into CTLL was agreed. Finally, on April 28, 2014, the Meeting of Shareholders approved the merger into CTLL of all Powerco’s assets and liabilities effective as from January 1, 2014.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 8: INVESTMENTS IN JOINT VENTURES

	Note	03.31.2014	03.31.2013
At the beginning of the year		188,644,285	192,315,761
Capital increase	27.h	-	1,198,434
Other increases		2,631,742	-
Participation in profit and loss		(25,376,176)	(10,223,048)
Al the end of the period		165,899,851	183,291,147

The Company has a co-controlling interest in Citelec, Transener’s controlling company.

The percentage share is 50%. The stock capital is made up of common shares, each granting the right to one vote. It is registered in Argentina, which is also the principal place where it develops its activities.

For the valuation, its Financial Statements as of March 31, 2014 have been used, which disclose the following items: Capital Stock in the amount of Ps. 553,342,861, Losses for the period in the amount of Ps. 52,321,309 and Shareholders’ Equity in the amount of Ps. 396,430,102.

The following chart includes a reconciliation of the proportional equity value and the book value of the Company’s interest in it:

	03.31.2014	03.31.2013
Equity method	102,882,934	119,580,897
Adjustments (1)	63,016,917	63,710,250
Total investments in joint ventures	165,899,851	183,291,147

(1)  Includes adjustments for repurchase of corporate bonds and depreciation of property, plant and equipment.

NOTE 9: INVESTMENTS IN ASSOCIATES

	03.31.2014	03.31.2013
At the beginning of the year	134,774,654	132,546,155
Participation in profit / (loss)	(7,507,198)	5,538,857
At the end of the period	127,267,456	138,085,012

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 9: (Continuación)

The Company holds an interest in only one associated company. Through EPCA, the Company has a 10% interest in CIESA, a company holding 51% of TGS’s capital stock. TGS is the most important gas transportation company in the country, and it operates the biggest pipeline system in Latin America. In turn, it is the leading company in the production and marketing of natural gas liquids both for the domestic and the export market. It also provides comprehensive solutions in the natural gas area and, since 1998, TGS has also landed in the telecommunications area through its subsidiary Telcosur S.A.

The capital stock of the associated company is made up of common shares, each granting the right to one vote. The associated company is registered in Argentina, which is also the principal place where it develops its activities.

For the valuation its holding in affiliates, its Financial Statements as of March 31, 2014 have been used, which disclose the following items: Capital Stock in the amount of Ps. 638,819,000, Losses for the period in the amount of Ps. 74,515,000 and Shareholders’ Equity in the amount of Ps. 1,186,567,000.

The following chart includes a reconciliation of the proportional equity value and the book value of the Company’s interest in them:

	03.31.2014	03.31.2013
Equity method	92,447,960	103,265,516
Adjustments (1)	34,819,496	34,819,496
Total investments in associates	127,267,456	138,085,012

(1) Includes the greater value of investments in associated companies.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 10: PROPERTY, PLANT AND EQUIPMENT

	Original Values
Type of good	At the beginning	Increases	Decreases	Discontinued operations	Transfers	At the end

Land	15,077,235	-	(10,294)	-	-	15,066,941
Buildings	310,958,995	-	(2,386,174)	-	4,991,028	313,563,849
Generation equipment and machinery	2,180,490,926	35,959	(1,289,084)	-	4,894,111	2,184,131,912
Work and compulsory work performed	7,533,912	-	-	-	-	7,533,912
High, medium and low voltage lines	2,169,736,111	-	(419,583)	-	22,709,063	2,192,025,591
Substations	991,708,824	-	-	-	6,063,791	997,772,615
Transforming chamber and platforms	533,023,918	-	(210,761)	-	6,492,121	539,305,278
Meters	603,539,430	-	-	-	29,991,113	633,530,543
Wells	157,775,670	-	-	-	38,697	157,814,367
Casks	89,571	-	-	-	-	89,571
Mineral property	89,271,854	-	-	-	-	89,271,854
Gas plant	1,386,447	143,050	-	-	-	1,529,497
Vehicles	54,045,172	13,455,013	(40,888)	-	-	67,459,297
Furniture and fixtures and software equipment	144,931,936	194,653	(258,136)	-	2,821,785	147,690,238
Communication equipments	57,364,775	101,352	-	-	-	57,466,127
Materials and spare parts	130,924,625	13,325,327	(2,373,699)	-	1,167,222	143,043,475
Tools	17,358,250	16,061	(9,620)	-	163,109	17,527,800
Work in progress	1,113,048,266	255,333,852	-	-	(77,875,799)	1,290,506,319
Advances to suppliers	38,250,710	13,311,364	(113,313)	-	(1,456,241)	49,992,520

Total al 03.31.14	8,616,516,627	295,916,631	(7,111,552)	-	-	8,905,321,706
Total al 03.31.13	7,451,603,938	221,646,029	(5,809,035)	(76,676,708)	-	7,590,764,224

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 10: (Continuation)

	Depreciation					Net book values
Type of good	At the beginning	Decreases	Discontinued operations	For the period	At the end	At the end	At 12.31.13

Land	-	-	-	-	-	15,066,941	15,077,235
Buildings	(56,040,715)	940,168	-	(2,739,396)	(57,839,943)	255,723,906	254,918,280
Generation equipment and machinery	(345,777,704)	220,928	-	(25,876,063)	(371,432,839)	1,812,699,073	1,834,713,222
Work and compulsory work performed	(3,195,615)	-	-	(103,787)	(3,299,402)	4,234,510	4,338,297
High, medium and low voltage lines	(567,883,689)	308,191	-	(23,121,925)	(590,697,423)	1,601,328,168	1,601,852,422
Substations	(213,781,588)	-	-	(9,262,523)	(223,044,111)	774,728,504	777,927,236
Transforming chamber and platforms	(127,811,951)	136,890	-	(5,483,530)	(133,158,591)	406,146,687	405,211,967
Meters	(189,641,038)	-	-	(9,399,653)	(199,040,691)	434,489,852	413,898,392
Wells	(65,542,981)	-	-	(7,018,405)	(72,561,386)	85,252,981	92,232,689
Casks	(19,214)	-	-	(4,478)	(23,692)	65,879	70,357
Mineral property	(18,282,785)	-	-	(3,027,630)	(21,310,415)	67,961,439	70,989,069
Gas plant	(495,504)	-	-	(12,624)	(508,128)	1,021,369	890,943
Vehicles	(21,487,130)	40,905	-	(2,845,216)	(24,291,441)	43,167,856	32,557,621
Furniture and fixtures and software equipment	(65,091,861)	257,148	-	(5,192,617)	(70,027,330)	77,662,908	79,840,496
Communication equipments	(28,605,285)	-	-	(850,108)	(29,455,393)	28,010,734	28,759,490
Materials and spare parts	-	-	-	-	-	143,043,475	130,924,625
Tools	(8,956,741)	9,257	-	(447,699)	(9,395,183)	8,132,617	8,401,509
Work in progress	(1,241,467)	-	-	(34,310)	(1,275,777)	1,289,230,542	1,111,806,799
Advances to suppliers	-	-	-	-	-	49,992,520	38,250,710

Total al 03.31.14	(1,713,855,268)	1,913,487	-	(95,419,964)	(1,807,361,745)	7,097,959,961
Total al 03.31.13	(1,428,219,170)	410,035	42,419,895	(79,272,519)	(1,464,661,759)	6,126,102,465
Total al 31.12.13							6,902,661,359

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 11: INTANGIBLE ASSETS

	Original Values
Type of good	At the beginning	Decreases	Discontinued operations	At the end

Concession contract	950,767,632	-	-	950,767,632
Goodwill	231,167,689	-	-	231,167,689
Rights over arbitration proceedings	108,754,000	-	-	108,754,000
Intangibles identifiable in acquisitions of distribution's segment companies	8,834,040	-	-	8,834,040
Total al 03.31.14	1,299,523,361	-	-	1,299,523,361
Total al 03.31.13	2,479,452,220	(40,864,320)	(1,146,240,037)	1,299,523,361

	Depreciations
Type of good	At the beginning	Decreases	Discontinued operations	For the period	At the end

Concession contract	(167,719,709)	-	-	(4,860,806)	(172,580,515)
Goodwill	(225,540,319)	-	-	-	(225,540,319)
Rights over arbitration proceedings	-	-	-	-	-
Intangibles identifiable in acquisitions of distribution's segment companies	(4,417,020)	-	-	(2,504,748)	(6,921,768)
Total al 03.31.14	(397,677,048)	-	-	(7,365,554)	(405,042,602)
Total al 31.03.13	(680,960,015)	15,304,956	298,479,161	(8,404,478)	(375,580,376)

	Net book values
Type of good	At the end	At 12.31.13

Concession contract	778,187,117	783,047,923
Goodwill	5,627,370	5,627,370
Rights over arbitration proceedings	108,754,000	108,754,000
Intangibles identifiable in acquisitions of distribution's segment companies	1,912,272	4,417,020
Total al 03.31.14	894,480,759
Total al 31.03.13	923,942,985
Total al 12.31.13		901,846,313

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 12: Financial assets at fair value through profit and loss

Non current	03.31.2014	12.31.2013

Shares	70,630	70,630
Trusts	578,217,721	431,466,036
Government securities	-	1,193,189
Total non current	578,288,351	432,729,855

Current

Government securities	201,968,366	169,975,247
Government bonds trust	-	99,523,343
Corporate securities	392,623	331,969
Shares	113,447,244	84,129,331
Investment funds	622,549,000	490,299,478
Total current	938,357,233	844,259,368

NOTE 13: ASSETS AND DEFERRED TAX LIABILITIES

The composition of the assets and deferred tax liabilities is as follows:

	03.31.2014	12.31.2013
Tax los-carryforwards	188,549,136	136,235,830
Trade and other receivables	44,944,156	43,379,702
Financial assets at fair value through profit and loss	1,436,912	1,314,135
Trade and other payables	227,719,111	224,077,730
Salaries and social security payable	4,566,687	4,320,300
Defined benefit plans	53,465,898	50,775,875
Taxes payable	44,820,306	37,289,313
Provisions	43,277,734	35,350,925
Other	24,729	253,084
Deferred tax asset	608,804,669	532,996,894

Property, plant and equipment	(571,190,831)	(577,908,963)
Intangible assets	(242,162,376)	(243,991,000)
Financial assets at fair value through profit and loss	(1,706,282)	(2,465,940)
Trade and other receivables	(46,988,485)	(33,379,506)
Borrowings	(31,666,646)	(24,179,723)
Other	(45,321)	(4,419,131)
Deferred tax liabilities	(893,759,941)	(886,344,263)

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 13: (Continuation)

Deferred tax assets and liabilities are offset in the following cases: a) when there is a legally enforceable right to offset tax assets and liabilities; and b) when deferred income tax charges are associated with the same fiscal authority. The following amounts, determined after their adequate offset, are disclosed in the consolidated statement of financial position:

	31.03.2014	31.12.2013
Deferred tax asset	122,997,197	63,214,262
Deferred tax liabilities	(407,952,469)	(416,561,631)
Net deferred tax liabilities	(284,955,272)	(353,347,369)

NOTE 14: Trade and Other receivables

Non Current	Note	03.31.2014	12.31.2013

Res. No. 406/03 Inc. c) consolidated receivables	2	357,580,609	387,240,276
Present value discount of assets at amortized cost		(247,942,412)	(261,165,570)
Trade receivables, net		109,638,197	126,074,706

Tax credits:
- Value added tax		5,615,209	6,084,746
- Sales tax		16,872,152	15,387,487
- Income tax and minimum notional income tax		235,049,780	216,167,849
- Tax on banking transactions		9,535,952	8,291,150
- Allowance for tax credits		(82,113,087)	(76,740,000)
Financial credit		65,740,464	60,994,014
Other		10,706,453	10,425,727
Other receivables, net		261,406,923	240,610,973

Total Non Current		371,045,120	366,685,679

Current

Receivables from energy distribution		886,170,887	851,839,227
Receivables from MAT		81,598,106	89,504,046
CAMMESA		869,947,421	695,822,404
Res. No. 406/03 Inc. c) consolidated receivables	2	56,797,062	10,690,018
Receivables from oil and liquid sales		54,622,443	32,208,724
Debtors in litigation		27,924,509	22,866,130
Receivables from administrative services		4,561,869	5,595,372
Related parties	27.i	5,197,026	4,122,835
Other		3,716,818	4,723,877
Allowance for doubtful accounts		(82,471,121)	(77,200,000)
Trade receivables, net		1,908,065,020	1,640,172,633

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 14: (Continuation)

	Note	03.31.2014	12.31.2013
Tax credits:
- Value added tax		79,480,071	120,715,415
- Sales tax		1,902,635	1,911,051
- Income tax and minimum notional income tax		968,862	3,500,902
- Withholding of social security contributions		291,518	546,967
- Other tax credits		130,265	175,358
- Allowance for tax credits		(1,049,104)	(759,083)
Advances to suppliers		58,267,436	30,931,348
Advances to employees		2,027,803	5,294,118
Related parties	27.i	158,056	645,830
Prepaid expenses		33,106,307	32,079,352
Other receivables from non-electricity activities		29,388,956	52,238,292
Financial credit		3,489,523	3,055,146
Guarantee deposits		43,076,403	3,777,060
Judicial deposits		2,405,078	1,785,559
Receivable from MMC		362,720,538	362,720,538
Receivables from the sale of financial instruments		25,402,035	20,448,750
Other		16,800,256	14,307,730
Allowance for other receivables		(40,742,821)	(36,579,890)
Other receivables, net		617,823,817	616,794,443

Total Current		2,525,888,837	2,256,967,076

The evolution of the allowance for the impairment of receivables is as follow:

	03.31.2014	03.31.2013
At the beginning	77,200,000	66,610,422
Allowance for impairment	5,793,928	7,842,239
Decreases	(487,801)	(547,069)
Reversal of unused amounts	(35,006)	(3,308)
Decreases for discontinued operations	-	(22,540,861)
At the end	82,471,121	51,361,423

The evolution of the allowance for the impairment of other receivables is as follow:

	03.31.2014	03.31.2013
At the beginning	114,078,973	89,942,300
Allowance for impairment	9,826,039	6,901,069
Decreases	-	(380,770)
Reversal of unused amounts	-	(452,443)
At the end	123,905,012	96,010,156

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 15: DISCONTINUED OPERATIONS, ASSETS CLASSIFIED AS HELD FOR SALE AND LIABILITIES ASSOCIATED

Sale of AESEBA/EDEN’s assets

At the date of issuance of these condensed interim financial statements, the changes with respect to the situation reported by Edenor as of December 31, 2013 are as follow.

The Trust has purchased the totality of Edenor Corporate Notes indicated in the respective trust agreement with due dates in 2017 and 2022 for USD 10 million and USD 68 million of nominal value, respectively. On March 27, 2014, these Corporate Notes were written off.

Due to the repurchases of Edenor’s own debt made by the Trust, at March 31, 2014, Edenor recorded a gain of Ps. 45 million, which has been included in the “Other financial expense” line item of the Statement of Comprehensive Loss.

At the date of issuance of these financial statements, Edenor is taking the necessary steps to have the trust dissolved.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 16: TRADE AND OTHER PAYABLES

Non Current	03.31.2014	12.31.2013

Suppliers	573,077	792,827
Customer contributions	135,893,740	113,778,441
Funding contributions for substations	51,700,000	51,700,000
Customer guarantees	55,894,117	54,524,300
Accounts payable	244,060,934	220,795,568

PUREE (1)	219,032,761	108,602,722
Fines and bonuses	868,562,373	836,115,014
Guarantees executed	159,939,098	130,337,773
Other liabilities	1,247,534,232	1,075,055,509

Total Non Current	1,491,595,166	1,295,851,077

(1) Net of Ps. 1,661.1 million, offset in accordance with ES Resolution No. 250/13 and ES Note No. 6852/13.

Current	Note	03.31.2014	12.31.2013

Suppliers		1,111,446,284	952,612,056
CAMMESA (1)		2,460,160,032	1,781,544,021
Customer contributions		178,451,741	176,799,558
Funding contributions substations		13,957,053	12,351,787
Fees and royalties		2,157,936	6,127,968
Customer advances		1,706,942	1,591,329
Customer guarantees		1,308,766	1,233,637
Related parties	27.i	496,111	1,091,129
Accounts payable		3,769,684,865	2,933,351,485

Fines and bonuses		84,719,238	87,658,055
Dividends payable		-	7,596,000
Liability with FOCEDE		10,750,236	4,236,917
Liability with FOTAE		48,959,579	48,959,579
Other		30,868,982	16,753,355
Other liabilities		175,298,035	165,203,906

Total Current		3,944,982,900	3,098,555,391

(1) Net of Ps. 1,152.3 million, offset in accordance with ES Resolution No. 250/13 and ES Note No. 6852/13.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 17: BORROWINGS

Non Current	Note	03.31.2014	12.31.2013

Financial loans		61,072,381	99,971,154
Corporate bonds		2,665,465,588	2,429,837,625
Related parties	27.i	441,687,989	394,721,657
		3,168,225,958	2,924,530,436

Current

Bank overdrafts		44,173,130	41,890,272
VCP		69,741,458	142,811,893
Financial loans		184,076,761	160,235,733
Corporate bonds		451,064,766	377,125,713
Related parties	27.i	-	31,508,188
		749,056,115	753,571,799

The main variations in the Group's financial structure during the three-month period ended March 31, 2014 and until the date of issuance of these unaudited consolidated condensed interim financial statements are described below:

17.1 Generation

17.1.1 CTG

Issuance of CTG’s Corporate Bonds

Under the Simple Corporate Bonds Program (that is, corporate bonds non-convertible into shares) for up to US$ 50 million (or its equivalent value in other currencies) dated February 14, 2014, on March 6, 2014, CTG issued Class 5 Corporate Bonds for a face value of Ps. 60.1 million accruing interest at the Private Badlar rate plus a 500 basis points spread. Principal will be amortized in two equal consecutive installments due on June 6, 2016 and September 6, 2016, and interest will be payable on a quarterly basis.

Class 5 Corporate Bonds have been subscribed in kind through the delivery of Class 3 and Class 4 Corporate Bonds for Ps. 1.8 million and Ps. 19.1 million, respectively (an amount equivalent to US$ 2.5 million). The outstanding balance of Class 3 Corporate Bonds was wholly cancelled on March 6. After the issuance of Class 5 Corporate Bonds, outstanding Class 4 Corporate Bonds, net of CTG’s portfolio holdings, amount to US$ 7 million.

After cancelling the principal and interest of Class 3 Corporate Bonds and discounting Class 4 Corporate Bonds presented for the swap, the inflow of funds net of placement commissions amounting to approximately Ps. 1.4 million was allocated to the refinancing of liabilities.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 17: (Continuation)

17.1.2 CPB

Financing Cammesa II

On April 16, 2014, CPB concluded the submission of all presentations necessary to implement the assignment to the Stabilization Fund of the LVFVDs affected to certain “WEM Supply Commitment Agreements – Resolution No. 724/08” and to the “2008-2011 Agreement”. Therefore, the loan executed on January 8, 2013 will be offset with such CPB’s LVFVDs. On April 24, CAMMESA issued the necessary commercial documents.

The amount to be offset will be Ps. 39.5 million as principal and Ps. 11.3 million as interest (VAT included).

Financing of Major Maintenance Works

During April, 2014, a Loan and Receivables Assignment Agreement was entered into between CPB and CAMMESA to finance the 2014-2015 Maintenance Plan for an estimated total amount of US$ 82.6 million plus VAT and nationalization costs. The final amount of the financing will be determined based on the actual disbursements made by CAMMESA.

The financing will have a twelve-month grace period as from the month following the last partial advance by CAMMESA, or 24 months after the execution of the loan, whichever occurs earlier, and this term may be extended for up to six months in case a delay in the execution of maintenance works is verified.

The financing will be repaid in 48 monthly, equal and consecutive installments, with the application of the mean yield obtained by CAMMESA from its financial placements with the WEM.

If an increase in the remuneration set forth by ES Resolution No. 95/13 through the incorporation of a new remunerative item aiming to cover the cost of major and/or extraordinary maintenances works (the “MMR”) is provided for between the execution of the loan and the termination of the grace period, 100% of the monthly amount collectable by CPB will be destined to the early cancelation of the granted financing until the full payment of the stipulated installments.

Should the MMR not be enough to cancel the amount of each installment and provided CPB meets the Undertaken Minimum Availability (“AMA”), the installment payment obligation will be limited to 50% of the Debt Repayment Flow (the “DRF”). In case the AMA is not met, CPB will have to pay the whole applicable installment.

The AMA will range from 80% to 83% depending on the month, and will be calculated as an average of the last three rolling months, taking into consideration both units and provided the major maintenance works for each unit have been performed.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 17: (Continuation)

The DRF will be calculated based on the operating results plus Property, Plant and Equipment depreciations, net of:

(i)       The Additional Remuneration committed to the Trust pursuant to Res. No. 95/13;

(ii)     The Remuneration pursuant to the Winter Plan Loan Agreement (ES Note No. 6157/10);

(iii)    Investments in Property, Plant and Equipment;

(iv)   Taxes not included in operating results;

(v)     Delta of uncollected receivables with CAMMESA;

(vi)   The MMR.

If, in accordance with what has been previously stated, at each installment’s maturity date, and having complied with AMA, the funds assigned to the cancellation are insufficient to fully cancel it, the pending balance will be distributed pro rata among the remaining installments, provided the AMA has been met. If this situation occurs in the last installment, it will be successively deferred until its full cancellation.

In order to guarantee the granted financing, CPB has assigned to CAMMESA 100% of its current and future receivables, whether accrued or to be accrued, in connection with the operations conducted and to be conducted with the WEM, excluding those which had already been assigned to third parties or included in contracts entered into pursuant to the 2008-2011 Agreement, as well as those included in the assignment as collateral provided for in the loan agreement under ES Note No. 6157/10 and in the assignment as collateral set forth in the loan agreement entered into by the parties on January 8, 2013 up to limit of the financing.

17.2 Distribution

Edenor’s Corporate Bonds

On March 27, 2014, the Corporate Bonds repurchased by Edenor were written down.

17.3 Holding and others

17.3.1 PEPASA

VCPs Global Programme

As of March 27, 2014, PEPASA has cancelled Series 5 and 6 VCPs for a face value of Ps. 77.8 million and US$ 4.3 million, respectively.

As of March 31, 2014, outstanding Series 7 VCPs amounted to Ps. 69.6 million, including principal and interest.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 18: PROVISIONS

	Non current
	For contingencies	For decomissioning of wells	Total
At the beginning of the year	89,703,658	1,761,146	91,464,804
Increases	27,462	169,013	196,475
Reclassifications	(4,510,478)	-	(4,510,478)
Decreases	(3,175)	-	(3,175)
At the end of the period	85,217,467	1,930,159	87,147,626

	Current
	For contingencies
At the beginning of the year	11,239,188
Increases	27,489,367
Reclassifications	4,510,478
Decreases	(1,388,910)
At the end of the period	41,850,123

NOTE 19: SALES

	03.31.2014	03.31.2013

Sales of energy to the SPOT Market	152,077,923	320,699,124
Energy sales Resolution No. 220/07	190,876,592	36,985,470
Sales of energy to MAT	43,253,598	101,804,530
Energy plus sales	89,284,223	57,822,490
Other sales	2,919,133	4,803,257
Generation subtotal	478,411,469	522,114,871

Energy sales	886,627,084	825,183,421
Right of use of posts	12,801,352	10,377,464
Connection and reconnection charges	1,136,631	817,998
Distribution subtotal	900,565,067	836,378,883

Gas sales	33,696,210	22,260,378
Oil and liquid sales	4,748,813	1,735,507
Administrative services sales	10,625,258	8,570,548
Holding and others subtotal	49,070,281	32,566,433

Intersegment sales	3,360,381	1,137,955

Total sales	1,431,407,198	1,392,198,142

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 20: COST OF SALE

	03.31.2014	03.31.2013
Inventories at the beginning of the year	114,615,289	103,330,353

Plus: Charges for the period
Purchases of inventories and of energy from the distribution segment	470,077,305	453,429,247

Salaries	289,219,797	204,438,124
Social benefits	10,156,459	8,509,170
Other social benefits	3,750,381	2,267,856
Accrual of defined benefit plans	10,274,191	6,385,634
Fees and compensations for services	199,354,103	148,521,007
Property, plant and equipment depreciations	88,131,337	73,603,505
Intangible assets amortization	7,365,554	7,365,554
Depreciation of biological assets	10,204	10,204
Gas consumption	25,159,133	117,349,405
Purchase of energy	80,129,714	111,499,941
Fuel consumption	-	138,269,479
Transport of energy	8,034,092	4,236,794
Material consumption	46,972,096	30,939,945
Penalties	45,953,552	67,745,194
Maintenance	10,788,847	44,254,346
Royalties and fees	13,864,795	11,562,213
Gas production	4,884,562	2,087,007
Rental and insurance	14,822,454	14,330,257
Surveillance and security	7,334,138	4,668,734
Taxes, rates and contributions	3,249,263	4,084,615
Communications	3,437,269	1,896,893
Other	5,056,991	3,549,954
Subtotal	877,948,932	1,007,575,831

Less: Inventories at the end of the period	(144,999,305)	(68,870,135)
Cost of sales	1,317,642,221	1,495,465,296

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 21: SELLING EXPENSES

	03.31.2014	03.31.2013
Salaries	48,494,474	44,140,588
Social benefits	290,845	247,567
Other social benefits	26,278	32,701
Accrual of defined benefit plans	1,298,121	976,608
Fees and compensations for services	54,289,066	37,422,637
Property, plant and equipment depreciations	3,140,167	1,994,503
Penalties	3,110,000	7,400,000
Doubtful accounts	5,952,894	8,204,596
Surveillance and security	121,226	131,459
Taxes, rates and contributions	28,443,029	19,113,732
Communications	9,382,649	7,448,928
Other	127,434	210,317
Total selling expenses	154,676,183	127,323,636

NOTE 22: ADMINISTRATIVE EXPENSES

	03.31.2014	03.31.2013
Salaries	61,692,399	50,663,681
Social benefits	4,961,265	3,849,986
Other social benefits	2,175,244	1,197,722
Accrual of defined benefit plans	1,012,550	1,096,452
Fees and compensations for services	51,588,826	30,649,959
Directors and Sindycs’ fees	5,653,132	4,132,049
Reserve for directors’ options	2,236,338	2,236,338
Property, plant and equipment depreciations	4,148,460	3,674,511
Intangible assets amortization	-	1,038,924
Material and spare parts consumption	3,106,086	1,298,778
Maintenance	532,762	290,040
Transport and per diem	1,089,456	534,312
Rental and insurance	11,830,428	8,113,836
Surveillance and security	4,367,538	2,354,816
Taxes, rates and contributions	4,007,357	4,113,059
Communications	2,037,097	1,096,671
Advertising and promotion	959,374	961,596
Other	2,651,018	1,547,045
Total administrative expenses	164,049,330	118,849,775

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 23: OTHER OPERATING INCOME AND EXPENSES

Other operating income	Note	03.31.2014	03.31.2013
Insurance recovery		6,329,578	37,421,519
Recovery of expenses		4,034,673	1,815,939
Recovery of allowances for receivables		64,221	439,225
Services provided to third parties		4,596,711	2,559,886
Commissions on municipal tax collection		2,935,097	310,194
Compensation for Surplus Gas Injection Res. No. 1/13		13,853,354	-
Profit of property, plant and equipment sale		5,592,627	227,449
Other		2,856,191	342,637
Total other operating income		40,262,452	43,116,849

Other operating loss
Provisions for contingencies		(23,551,866)	(1,099,643)
Voluntary retirements - bonus		(3,359,188)	(4,761,924)
Decreaeses in property, plant and equipment		(185,626)	(404,155)
Indemnities		(1,480,848)	(998,862)
Allowances for other receivables		(4,014,648)	(3,183,518)
Allowances for doubtful tax credits		(799,798)	(1,023,159)
Net expenses for technical functions		(2,571,990)	(2,926,185)
Tax on bank transactions		(21,293,938)	(16,370,686)
Costs for services provided to third parties		(2,630,908)	-
Donations and contributions		(1,562,896)	(1,332,891)
Other		(3,144,398)	(1,781,294)
Total other operating loss		(64,596,104)	(33,882,317)

NOTE 24: FINANCIAL RESULTS

Finance income	03.31.2014	03.31.2013
Comercial interest	33,374,117	22,082,791
Financial interest	13,232,060	11,337,883
Other interest	615,777	300,826
Total finance income	47,221,954	33,721,500

Finance cost
Comercial interest	(92,042,763)	(79,696,847)
Fiscal interest	(13,404,633)	(9,106,844)
Financial interest	(142,896,392)	(82,157,709)
Other interest	(114,684)	(54,651)
Taxes and bank commissions	(5,061,648)	(6,718,350)
Other finance costs	(1,291,286)	(496,350)
Total finance cost	(254,811,406)	(178,230,751)

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 24: (Continuation)

Other finance results	03.31.2014	03.31.2013
Foreing currency exchange difference	(617,875,106)	(103,868,241)
Result from repurchase of corporate bonds	47,752,340	27,582,740
Changes in the fair value of financial instruments	256,891,654	31,173,713
Discounted value measurement	16,087,693	(17,172,227)
Other finance results	(42,498)	49,928
Total other finance results	(297,185,917)	(62,234,087)

Other finance results, net	(504,775,369)	(206,743,338)

NOTE 25: EARNING (LOSS) PER SHARE

a)    Basic

Basic earnings (loss) per share are calculated by dividing the result attributable to the Company’s equity interest holders by the weighted average of outstanding common shares during the period.

	03.31.2014	03.31.2013
Loss attributable to the equity holders of the company during the period from continuing operations	(390,105,226)	(299,876,703)
Weighted average amount of outstanding shares	1,314,310,895	1,314,310,895
Basic and diluted loss per share from continuing operations	(0.2968)	(0.2282)

		03.31.2013
Loss earnings attributable to the equity holders of the company during the period for discontinued operations		(86,717,449)
Weighted average amount of outstanding shares		1,314,310,895
Basic and diluted loss per share from discontinued operations		(0.0660)

b)    Diluted

Diluted earnings (loss) per share are calculated by adjusting the weighted average of outstanding common shares to reflect the conversion of all  potential dilutive common shares. The Company has a kind of  potential dilutive common shares, which consist on share purchase options (share based payments programme).

Potential common shares will be deemed dilutive only when their conversion into common shares may reduce the earnings per share or increase losses per share of the continuing business. Potential common shares will be deemed anti-dilutive when their conversion into common shares may result in an increase in the earnings per share or a decrease in the losses per share of the continuing operations.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 25: (Continuation)

The calculation of diluted earnings (loss) per share does not entail a conversion, the exercise or another issuance of shares which may have an anti-dilutive effect on the losses per share, or where the option exercise price is higher than the average price of ordinary shares during the period, no dilutive effect is recorded, being the diluted earning (loss) per share equal to the basic. Therefore, the basic and diluted results per share are the same for continuing operations during the three month period ended March 31, 2014 and 2013, and for discontinued operations during the three month period ended March 31, 2013.

NOTE 26: SEGMENT INFORMATION

The Company is engaged on the electricity sector, with a participation in the electricity generation, transmission and distribution segments through different legal entities. Accordingly, the following business segments have been identified by means of its subsidiaries and based on the nature, customers and risks involved:

Generation, conformed by direct and indirect equity interest in  CPB,  CTG, CTLL, HINISA, HIDISA, Powerco, PACOSA and investments in shares in other companies related to the electricity generation sector.

Transmission, conformed by indirect equity interest through Citelec in Transener and its subsidiaries. For the purposes of presenting segment information the indirect equity interest has been consolidated proportionally.

Distribution, conformed by indirect equity interest in EASA and Edenor. As of December 31, 2013 the Company has deconsolidated AESEBA, classifying their results as discontinued operations.

Holding and others, conformed by financial investment operations, holding activities, oil and gas exploitation, and other businesses.

The Company manages its segments to the net results level of reporting.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 26: (Continuation)

Consolidated statement of operation information at March 31, 2014	Generation	Transmission	Distribution(1)	Holding and others	Eliminations	Consolidated
Sales	478,411,469	141,686,870	900,565,067	49,070,281	-	1,569,733,687
Intersegment sales	-	294,873	-	28,065,674	(24,705,293)	3,655,254
Cost of sales	(279,040,652)	(115,516,006)	(1,032,816,924)	(29,385,267)	23,600,622	(1,433,158,227)
Gross profit (loss)	199,370,817	26,465,737	(132,251,857)	47,750,688	(1,104,671)	140,230,714

Selling expenses	(17,835,517)	-	(133,154,455)	(3,686,211)	-	(154,676,183)
Administrative expenses	(41,475,160)	(18,072,231)	(92,508,979)	(30,955,263)	901,434	(182,110,199)
Other operating income	14,611,271	-	8,119,049	17,532,132	-	40,262,452
Other operating expenses	(23,063,177)	(8,463,272)	(36,099,412)	(5,427,427)	-	(73,053,288)
Share profit of associates	-	-	-	(7,507,198)	-	(7,507,198)
Operating profit (loss)	131,608,234	(69,766)	(385,895,654)	17,706,721	(203,237)	(236,853,702)

Finance income	37,662,601	54,142,519	20,342,132	3,794,676	(14,577,455)	101,364,473
Finance cost	(70,130,658)	(13,489,300)	(170,160,182)	(29,298,441)	14,780,692	(268,297,889)
Other finance results	(248,210,546)	(100,502,601)	(397,511,651)	348,536,280	-	(397,688,518)
Financial results, net	(280,678,603)	(59,849,382)	(547,329,701)	323,032,515	203,237	(564,621,934)
Profit (Loss) before income tax	(149,070,369)	(59,919,148)	(933,225,355)	340,739,236	-	(801,475,636)

Income tax	48,024,229	12,596,579	14,147,736	(14,988,149)	-	59,780,395
(Loss) Profit for the year from continuing operations	(101,046,140)	(47,322,569)	(919,077,619)	325,751,087	-	(741,695,241)

Adjustment non-controlling interest in joint ventures	-	21,926,126	-	-	-	21,926,126
Total (loss) profit of the year	(101,046,140)	(25,396,443)	(919,077,619)	325,751,087	-	(719,769,115)

Depreciation and amortization (2)	33,185,994	10,649,982	59,244,514	10,365,214	-	113,445,704

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 26: (Continuation)

Consolidated statement of income at March 31, 2014	Generation	Transmission	Distribution (1)	Holding and others	Eliminations	Consolidated
Total (loss) profit attributable to:
Owners of the Company	(98,902,398)	(25,396,443)	(576,603,147)	310,796,762	-	(390,105,226)
Non - controlling interest	(2,143,742)	-	(342,474,472)	14,954,325	-	(329,663,889)

Consolidated statement of financial position as of March 31,2014
Assets	3,868,322,696	972,038,024	7,122,210,077	2,599,534,235	(529,767,676)	14,032,337,356
Liabilities	2,968,137,411	743,184,966	7,486,396,206	999,666,644	(529,767,676)	11,667,617,551

Additional consolidated information as of March 31, 2014
Increases in property, plant and equipment	17,600,755	108,370,673	274,982,304	3,333,572	-	404,287,304

(1) Includes financial results generated by financial debt issued by EASA for Ps. 175.6 million and other consolidation adjustments.

(2) Includes amortizations and depreciation of fixed assets, intangible assets and biological assets (recognized in cost of sales, administrative expenses and selling expenses) and charge for reserve for Director´s options (recognized in administrative expenses).

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 26: (Continuation)

Consolidated statement of operation information at March 31, 2013	Generation	Transmission	Distribution (1)	Holding and others	Eliminations	Consolidated
Sales	522,114,871	65,801,655	836,378,883	32,566,433	-	1,456,861,842
Intersegment sales	2,002,563	-	-	4,428,030	(5,292,638)	1,137,955
Cost of sales	(556,139,965)	(79,018,001)	(917,378,272)	(21,947,059)	-	(1,574,483,297)
Gross profit (loss)	(32,022,531)	(13,216,346)	(80,999,389)	15,047,404	(5,292,638)	(116,483,500)

Selling expenses	(12,359,312)	-	(113,916,932)	(1,047,392)	-	(127,323,636)
Administrative expenses	(29,926,176)	(14,905,534)	(75,082,583)	(17,125,019)	3,290,075	(133,749,237)
Other operating income	38,630,631	1,291,655	3,345,430	1,138,985	-	44,406,701
Other operating expenses	(6,612,763)	(1,017)	(23,549,511)	(3,719,026)	-	(33,882,317)
Share profit of associates	-	-	-	5,538,857	-	5,538,857
Operating loss	(42,290,151)	(26,831,242)	(290,202,985)	(166,191)	(2,002,563)	(361,493,132)

Finance income	15,377,922	21,147,612	19,276,887	1,264,827	(2,198,136)	54,869,112
Finance cost	(45,338,201)	(10,953,900)	(131,804,740)	(3,254,917)	2,170,589	(189,181,169)
Other finance results	(45,256,676)	(12,113,084)	(79,482,630)	62,505,213	-	(74,347,177)
Financial results, net	(75,216,955)	(1,919,372)	(192,010,483)	60,515,123	(27,547)	(208,659,234)
Profit (Loss) before income tax	(117,507,106)	(28,750,614)	(482,213,468)	60,348,932	(2,030,110)	(570,152,366)

Income tax	40,899,884	9,631,815	31,402,080	1,346,806	-	83,280,585
Profit (Loss) for the year from continuing operations	(76,607,222)	(19,118,799)	(450,811,388)	61,695,738	(2,030,110)	(486,871,781)

Discontinued operations	-	-	(130,068,033)	-	2,030,110	(128,037,923)
Adjustment non-controlling interest in joint ventures	-	8,886,989	-	-	-	8,886,989
Total profit (loss) of the year	(76,607,222)	(10,231,810)	(580,879,421)	61,695,738	-	(606,022,715)

Depreciation and amortization (2)	20,354,352	10,244,656	55,440,395	11,892,454	-	97,931,857

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 26: (Continuation)

Consolidated statement of income at March 31, 2013	Generation	Transmission	Distribution (1)	Holding and others	Eliminations	Consolidated
Total profit (loss) attributable to:
Owners of the Company	(84,644,363)	(10,231,810)	(353,413,717)	61,695,738	-	(386,594,152)
Non - controlling interest	8,037,141	-	(227,465,704)	-	-	(219,428,563)

Consolidated statement of financial position as of March 31,2013
Assets	3,714,900,214	963,993,871	6,971,553,493	2,183,787,385	(455,870,761)	13,378,364,202
Liabilities	2,713,844,869	687,818,246	6,434,706,032	995,033,986	(455,870,761)	10,375,532,372

Additional consolidated information as of March 31, 2013
Increases of property, plant and equipment	18,834,539	38,142,635	189,871,846	12,939,644	-	259,788,664

(1) Includes financial results generated by financial debt issued by EASA for Ps. 33.2 million and other consolidation adjustments.

(2) Includes amortizations and depreciation of fixed assets and intangible assets (recognized in cost of sales, administrative expenses and selling expenses) and charge for reserve for Director´s options (recognized in administrative expenses).

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 26: (Continuation)

The accounting criteria applied by the subsidiaries for measuring results, assets and liabilities of the segments are consistent with those used in the consolidated financial statements. Transactions between different segments are conducted under market conditions. Assets and liabilities are assigned based on the segment’s activity.

The segment called “Electricity transmission”, which corresponds to the Company’s indirect interest in Citelec and its subsidiaries, has been included as a reportable segment since it is considered as such in the reports received by the Executive Director. Since the interest in that company constitutes an interest in a joint venture, it is not consolidated and it is valued according to the equity method of accounting in the consolidated statement of Income and Financial position.

In this sense, the reconciliation between the segment information and the consolidated statement of Income is presented below:

Consolidated statement of income at March 31, 2014	Segment information	Results from interest in joint ventures	Consolidated income
Sales	1,569,733,687	(141,686,870)	1,428,046,817
Intersegment sales	3,655,254	(294,873)	3,360,381
Cost of sales	(1,433,158,227)	115,516,006	(1,317,642,221)
Gross profit	140,230,714	(26,465,737)	113,764,977

Selling expenses	(154,676,183)	-	(154,676,183)
Administrative expenses	(182,110,199)	18,060,869	(164,049,330)
Other operating income	40,262,452	-	40,262,452
Other operating expenses	(73,053,288)	8,457,184	(64,596,104)
Share loss of Joint Ventures	-	(25,376,176)	(25,376,176)
Share profit of associates	(7,507,198)	-	(7,507,198)
Operating loss	(236,853,702)	(25,323,860)	(262,177,562)

Finance income	101,364,473	(54,142,519)	47,221,954
Finance cost	(268,297,889)	13,486,483	(254,811,406)
Other finance results	(397,688,518)	100,502,601	(297,185,917)
Finance results, net	(564,621,934)	59,846,565	(504,775,369)
Loss before income tax	(801,475,636)	34,522,705	(766,952,931)

Income tax	59,780,395	(12,596,579)	47,183,816
Loss before income tax	(741,695,241)	21,926,126	(719,769,115)
	-	-	-
Adjustment non-controlling interest in Joint Ventures	21,926,126	(21,926,126)	-
Loss for the period	(719,769,115)	-	(719,769,115)

Depreciation and amortization	113,445,704	(10,649,982)	102,795,722

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 26: (Continuation)

Additional consolidated information as of March 31, 2014	Segment information	Assets and liabilities from interest in joint ventures	Statements of financial position
Assets	14,032,337,356	(849,261,944)	13,183,075,412
Liabilities	11,667,617,551	(743,178,343)	10,924,439,208

Additional consolidated information as of March 31, 2014	Segment information	Assets and liabilities from interest in joint ventures	Note 10
Property, plant and equipment increases	404,287,304	(108,370,673)	295,916,631

Consolidated statement of income at March 31, 2013	Segment information	Results from interest in joint ventures	Total income
Sales	1,456,861,842	(65,801,655)	1,391,060,187
Intersegment sales	1,137,955	-	1,137,955
Cost of sales	(1,574,483,297)	79,018,001	(1,495,465,296)
Gross loss	(116,483,500)	13,216,346	(103,267,154)

Selling expenses	(127,323,636)	-	(127,323,636)
Administrative expenses	(133,749,237)	14,899,462	(118,849,775)
Other operating income	44,406,701	(1,289,852)	43,116,849
Other operating expenses	(33,882,317)	-	(33,882,317)
Share loss of Joint Ventures	-	(10,223,048)	(10,223,048)
Share profit of associates	5,538,857	-	5,538,857
Operating loss	(361,493,132)	16,602,908	(344,890,224)

Finance income	54,869,112	(21,147,612)	33,721,500
Finance cost	(189,181,169)	10,950,418	(178,230,751)
Other finance results	(74,347,177)	12,113,090	(62,234,087)
Finance results, net	(208,659,234)	1,915,896	(206,743,338)
Loss before income tax	(570,152,366)	18,518,804	(551,633,562)

Income tax	83,280,585	(9,631,815)	73,648,770
Loss before income tax	(486,871,781)	8,886,989	(477,984,792)
	-	-	-
Discontinued operations	(128,037,923)	-	(128,037,923)
Adjustment non-controlling interest in Joint Ventures	8,886,989	(8,886,989)	-
Loss for the period	(606,022,715)	-	(606,022,715)

Depreciation and amortization	97,931,857	(10,244,656)	87,687,201

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 26: (Continuation)

Additional consolidated information as of March 31, 2013	Segment information	Assets and liabilities from interest in joint ventures	Statements of financial position
Assets	13,378,364,202	(815,809,970)	12,562,554,232
Liabilities	10,375,532,372	(687,800,243)	9,687,732,129

Additional consolidated information as of March 31, 2013	Segment information	Assets and liabilities from interest in joint ventures	Note 10
Property, plant and equipment increases	259,788,664	(38,142,635)	221,646,029

NOTE 27: RELATED PARTIES´ TRANSACTIONS

The following operations were carried out with related parties:

a)    Sales of goods and services

	03.31.2014	03.31.2013
Joint ventures
Transener	3,360,381	1,137,955

Other related parties
CYCSA	299,455	-
	3,659,836	1,137,955

It corresponds principally to advisory services in technical assistance for the operation, maintenance and management of the transport system of high-voltage electricity.

b)    Purchases of goods and services

	03.31.2014	03.31.2013
Joint ventures
Transener	(294,873)	(808,700)
	(294,873)	(808,700)

Correspond to maintenance services.

c)     Fees for services

	03.31.2014	03.31.2013
Other related parties
Salaverri law firm	42,861	-
	42,861	-

Correspond to fees for legal advice.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 27: (Continuation)

d)    Other operating income

	03.31.2014	03.31.2013
Other related parties
CYCSA	-	79,088
PYSA	2,100	-
	2,100	79,088

Correspond to royalties for the use of the distribution network.

e)     Other operating expenses

	03.31.2014	03.31.2013
Other related parties
Foundation	(1,486,000)	(1,330,000)
	(1,486,000)	(1,330,000)

Correspond to donations.

f)      Financial cost

	03.31.2014	03.31.2013
Other related parties
PYSSA	(22,118)	(27,000)
TGS	(3,334,986)	(2,177,803)
	(3,357,104)	(2,204,803)

Correspond mainly to interest on loans received.

g)         Other financial results

	03.31.2014	03.31.2013
Other related parties
SACME	(4,488,739)	(3,387,014)
	(4,488,739)	(3,387,014)

Corresponds to operation and supervision of the transmission system of electricity.

h)    Capital Suscription

	03.31.2014	03.31.2013
Joint ventures
Citelec	-	(1,198,434)
	-	(1,198,434)

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 27: (Continuation)

i)      Balances with related parties:

As of March 31, 2014	Trade receivables	Other receivables	Accounts payable	Borrowings
	Current	Current	Current	Non Current
Joint ventures
Transener	4,534,968	-	104,893	-
Other related parties
CYCSA	374,860	115,493	-	-
Orígenes Retiro	-	42,563	-	200,000,000
TGS	-	-	391,218	241,687,989
UTE Senillosa	287,198	-	-	-
	5,197,026	158,056	496,111	441,687,989

As of December 31, 2013	Trade receivables	Other receivables	Accounts payable	Borrowings
	Current	Current	Current	Current	Non Current
Joint ventures
Transener	3,881,745	-	102,355	-	-
Other related parties
CYCSA	241,090	645,830	-	-	-
Orígenes Retiro	-	-	-	31,508,188	200,000,000
TGS	-	-	988,774	-	194,721,657
	4,122,835	645,830	1,091,129	31,508,188	394,721,657

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 28: ASSETS AND LIABILITIES IN FOREIGN CURRENCY

	Type	Amount of foreign currency	Exchange rate (1)	Total 03.31.2014	Total 12.31.2013

ASSETS

NON CURRENT ASSETS

Other receivables
Third parties	U$S	417,465	7.902	3,298,809	2,666,524
Total non current assets				3,298,809	2,666,524

CURRENT ASSETS

Financial assets at fair value through profit and loss	U$S	40,173,869	7.902	317,453,916	312,031,682
Trade and other receivables
Third parties	U$S	4,698,685	7.902	37,129,009	30,237,124
	EUR	54,239	10.871	589,622	461,648
	U$	4,076	0.349	1,421	856
Cash and cash equivalents	U$S	10,078,331	7.902	79,638,968	116,186,826
	EUR	16,555	10.871	179,966	171,244
	U$	965,585	0.349	336,600	99,484
Total current assets				435,329,502	459,188,864
Total assets				438,628,311	461,855,388

LIABILITIES

NON CURRENT LIABILITIES

Trade and other payables
Third parties	U$S	19,987,390	8.002	159,939,098	130,337,773
Borrowings
Third parties	U$S	321,279,933	8.002	2,570,882,023	2,391,796,160
Related parties	U$S	30,393,357	7.952	241,687,988	194,721,659
Total non current liabilities				241,687,988	194,721,659

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 28: (Continuation)

	Type	Amount of foreign currency	Exchange rate (1)	Total 03.31.2014	Total 12.31.2013

CURRENT LIABILITIES

Trade and other payables
Third parties	U$S	22,174,481	8.002	177,440,197	188,961,031
	EUR	980,110	11.028	10,809,041	3,540,978
		£76,853	13.337	1,024,955	871,851
	CHF	76,851	9.049	695,662	223,076
	NOK	68,200	1.337	91,511	73,588
	U$	40,981	0.349	14,286	19,349
Borrowings
Third parties	U$S	56,278,643	8.002	450,341,699	368,466,024
Salaries and social security payable
Third parties	U$	1,047,938	0.303	365,308	238,171

Total current liabilities				640,782,659	562,394,068
Total liabilities				3,613,291,768	3,279,249,660

(1) The exchange rates used correspond to March 31, 2014 released by the National Bank for U.S. dollars (U$S), euro (EUR), sterling pounds (£) swiss francs (CHF), norwegian kroner (NOK) and uruguayan pesos (U$). For balances with related parties, the exchange rate used is the average.

NOTE 29: FINANCIAL INSTRUMENTS

The following chart shows the Company’s financial assets measured at fair value and classified according to their hierarchy as of March 31, 2014 and December 31, 2013. The Company does not have any financial liabilities measured at fair value as of the stated dates.

As of March 31, 2014	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and losss
Corporate securities	392,623	-	-	392,623
Government securities	199,156,017	2,812,349	-	201,968,366
Shares	113,447,244	-	70,630	113,517,874
Trust	-	578,217,721	-	578,217,721
Investment funds	622,549,000	-	-	622,549,000
Cash and cash equivalents
Investment funds	90,235,357	-	-	90,235,357
Total assets	1,025,780,241	581,030,070	70,630	1,606,880,941

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 29:  (Continuation)

As of December 31, 2013	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and losss
Corporate securities	331,969	-	-	331,969
Government securities	167,488,795	3,679,641	-	171,168,436
Government bonds trust AESEBA	99,523,343	-	-	99,523,343
Shares	84,129,331	-	70,630	84,199,961
Trust	-	431,466,036	-	431,466,036
Investment funds	490,299,478	-	-	490,299,478
Cash and cash equivalents
Investment funds	219,887,350	-	-	219,887,350
Total assets	1,061,660,266	435,145,677	70,630	1,496,876,573

The techniques used for the measurement of assets at fair value through profit and loss, classified as Level 2, are detailed below:

- Public debt securities: at the current value of contractual cash flows, applying a discount rate derived from other similar debt securities’ observable market prices.

- Trusts: it was determined based on the measurement of the underlying fair value, which amounts to 40% of CIESA’s shares. To determine this value, a measurement of the fair value of CIESA’s main assets and liabilities was performed. CIESA’s main asset is its interest in TGS, which has been measured at the value of this company’s American Depositary Receipt. CIESA’s main liability is its financial debt, which has been measured at its book value, which does not significantly differ from its market value.

- Trust Rights: based on the fair value of the underlying securities.

NOTE 30: CONTINGENCIES

As at the date of issuance of these condensed interim consolidated financial statements, there are no significant changes regarding the situations disclosed by the Company as of December 31, 2013 with the exception of the following:

30.1 CTG

Legal proceeding with DESA

On April 15, 2014, in view of the course of the litigation during the period, CTG’s management decided to put an end to the proceeding by executing a settlement agreement with DESA whereby CTG undertakes to pay the amount of Ps. 15 million plus VAT to DESA and the amount of Ps. 3.7 million plus VAT to the intervening Law Office.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 30:  (Continuation)

30.2 CTLL

Legal action for breach of the joint venture formed by Isolux Corsan Argentina SA and Tecna Estudios y Proyectos de Ingeniería S.A.  and Engineering Projects (collectively "the Contractor")

As a result of the serious delays in the delivery of the expansion work, the lower power produced by the installed steam turbine (165 MW as compared with the originally expected 176 MW) and other breaches by the Contractor, CTLL is currently under an arbitration proceeding brought before an Arbitration Court constituted pursuant to the arbitration rules of the International Chamber of Commerce.

The arbitration complaint was brought by the Contractor, which claims as follows:

(i)         The granting of the provisional reception certificate under the Construction Agreement;

(ii)       The return of the amounts collected by CTLL through the execution of the guarantees issued by BBVA and Commerzbank AG for a total amount of US$ 20 million;

(iii)      The payment of the last contractual milestone, which had received a discount by the Contractor, valued in US$ 18 million;

(iv)     The payment of the damages which would result from CTLL’s actions regarding items (i) and (ii) above.

CTLL filed a counterclaim against the Contractor seeking a whole redress of the serious injuries sustained as a result of the above mentioned breaches.

In the course of litigation, the Contractor successfully requested two injunctive orders before Argentine Commercial Courts to guarantee the result of the arbitration; to such effect, two attachments were placed on CTLL (one in December 2011 and the other in October 2012) for a total amount of US$ 22.6 million, which were wholly substituted by two guarantee insurance.

On March 27, 2013, the parties filed the statements of legal grounds for their respective claims in the arbitration conducted under the rules of the International Chamber of Commerce. The Contractor assessed its claims in the amount of US$ 97.5 million, including US$ 71.5 million for reputational damages. Likewise, CTLL assessed its claims in the total amount of US$ 148.3 million, and later restated this amount to US$ 228.2 million on account of the damages sustained as a result of the accident which took place in the Plant on November 14, 2012, which is described below.

On July 26, 2013, the parties filed their answers to the complaint and the counterclaim and on October 15, 2013, the corresponding answers to such pleadings. On March 2014, the hearing of witnesses and expert witnesses took place, in Montevideo. The next procedural step will be the submission of the closing arguments. Based on the approved procedural calendar, the decision should be issued halfway through the second semester of this year.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 30:  (Continuation)

30.3 Edenor

30.3.1 Legal action brought by Edenor (“EDENOR S.A. VS ENRE RESOLUTION No. 336/12”)

i)      Purpose:

-   Determine the customers affected by the power cuts occurred as a consequence of failures between October 29 and November 14, 2012;

-   Determine the discounts to be recognized to each of the customers identified in accordance with the preceding caption;

-   Credit such discounts on account of the final discounts that will result from the evaluation of the Technical Service Quality relating to the six-month control period;

-   Edenor is to pay a compensation to each T1R customer who has been affected by the power cuts occurred during the aforementioned period, the amount of which will depend on the electricity outage duration, provided, however, that such power cut lasted more than 12 continuous hours

ii)     Amount: not specified in the complaint.

iii)   Procedural stage of the proceedings: This resolution has been contested by Edenorthrough a Direct Appeal (“Recurso Directo”), filed on February 4, 2014.

30.3.2 Legal action brought by Edenor (“EDENOR S.A. VS FEDERAL GOVERNMENT – MINISTRY OF FEDERAL PLANNING / PROCEEDING FOR THE DETERMINATION OF A CLAIM AND MOTION TO LITIGATE IN FORMA PAUPERIS”)

On June 28, 2013, Edenor instituted these proceedings for the recognizance of a claim and the related leave to proceed in forma pauperis, both pending in the Federal Court of Original Jurisdiction in Contentious and Administrative Federal Matters No. 11 – Clerk’s Office No. 22.

i)      Purpose: To sue for breach of contract due to the Federal Government’s failure to perform in accordance with the terms of the “Memorandum of Understanding concerning the Renegotiation of the Concession Agreement” (“Acta Acuerdo de Renegociación del Contrato de Concesion” – Adjustment Agreement) entered into with Edenor in 2006, and for damages caused as a result of such breach.

ii)     Procedural stage of the proceedings: On November 22, 2013, Edenor amended the complaint so as to extend it and claim more damages as a consequence of the Federal Government’s omission to perform the obligations under the aforementioned “Adjustment Agreement”. On February 3, 2014, Edenor applied for the immediate granting of a “Provisional Remedy” in order to maintain an efficient and safe service, requesting that until judgment is passed on the merits of the case, the Federal Government be compelled to provide Edenor with economic assistance, whether by means of a temporary rate adjustment or through government grants. It was ordered that notice of said presentation be served upon the Federal Government – Ministry of Federal Planning.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 31: ECONOMIC AND FINANCIAL SITUATION OF DISTRIBUTION, TRANSMISSION AND GENERATION SEGMENTS

31.1 Generation

During the years ended December 31, 2013 and 2012, CPB has recorded significant operating losses and negative operating cash flows. This situation is mainly due to the continuous imbalance between income and operating costs CPB has been experiencing since late 2011, which has resulted in a shortage of resources generating important delays in the replacement of certain components of the plant’s equipment affecting the production capacity of the generating units.

Although CPB has managed to successfully renegotiate the cancellation modality for the financing granted by CAMMESA under ES Resolution No. 146/02 for the amount of Ps. 50.8 million (see Note 17) after the end of the period, which allowed it to alleviate its tight financial situation, as of March 31, 2014, CPB’s working capital remains negative in the amount of Ps. 62.9 million.

Furthermore, as of December 31, 2013, CPB has a Ps. 42.2 million deficit in equity; therefore, it meets one of the grounds for dissolution (corporate stock loss) set forth by Section 94.5 of Companies Act No. 19,550. On March 5, 2014, CPB’s Board of Directors resolved to call an Extraordinary General Meeting of Shareholders scheduled for May 30, 2014 to evaluate different alternatives and courses of action in view of the verification of the ground for dissolution aiming to moderate or minimize the negative impact of CPB’s situation and to be able to continue operating as an on-going business. As of March 31, 2014, CPB has a Ps. 12.8 million deficit in Shareholder’s Equity, mainly as a result of the disclosure of profits before taxes in the amount of Ps. 35.3 million resulting from the revaluation of LVFVDs mentioned in Note 2.

Regarding the need to urgently gather financing so that CPB may afford the capital investments necessary to fully recover the plant’s operating capacity and, on that basis, begin once again able to generate cash flows allowing it to reverse its current economic, operating and financial deficit, during the month of April, a new financing agreement was entered into with CAMMESA for the amount of US$ 82.6 million, plus VAT and nationalization costs, to execute the Company’s 2014-2015 Maintenance Plan (see Note 17). However, it should be pointed out that maintenance works will initially have a negative impact on CPB’s operating cash flows, since these tasks will put the plant out of service during a period of approximately six months.

Despite the positive impact of the adopted measures on CPB’s financial situation, the other relevant aspect is still the reformulation of the economic equation resulting from the remuneration scheme implemented through ES Resolution No. 95/13, which is insufficient to cover all operating and maintenance costs under normal operating conditions.

Additionally, ES Resolution No. 95/13 does not define a methodology to update remunerative values considering, hired services and spare parts’ cost variations. As at the date of issuance of these financial statements, CPB's management is unaware of any possible updating of the remunerative values set by this resolution during 2014.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 31: (Continuation)

Taking into consideration that the actual implementation of the measures projected to revert the negative trend depends, among other factors, on the occurrence of certain events which are out of CPB’s control, such as obtaining  an update in the remuneration values to cover CPB’s operating costs, CPB’s Board of Directors understands that there is a substantial doubt regarding the company’s financial capacity to perform its obligations in the ordinary course of business, and that it may be obliged to postpone certain payment obligations or not be able to meet expectations regarding salary increases or third-party costs.

Despite that, CPB has prepared its financial statements using the accounting principles applicable to an on-going business, assuming that CPB will continue operating on a normal basis and, therefore, these financial statements do not include the effects of any possible adjustments or reclassifications resulting from the resolution of this uncertainty.

The subsidiary CPB represents about 1% of the Group’s assets and approximately 4% of the income from the Group’s revenues. Additionally, the Company’s management considers that the uncertainty regarding its subsidiary CPB does not affect its capacity to continue operating in the ordinary course of business, mainly due to the following reasons: (i) There is no financial dependence on CPB, as this subsidiary has not paid it any dividends since its acquisition date in 2007; (ii) As from the termination of the management agreement between the Company and CPB on November, 2012, there are no longer any significant balances or transactions between them; (iii) The Company is not contractually obliged to provide financial assistance to CPB.

31.2 Transmission

The execution of the Renewal Agreement constitutes a remarkable milestone towards the consolidation of Transener’s economic and financial equation. Nevertheless, the delay in obtaining a tariff chart resulting from a RTI creates uncertainty on Transener’s capacity to generate the income necessary to afford its liabilities in the short term. Additionally, delays by CAMMESA in the payment of the current monthly remuneration for the electric power transmission service and the Fourth Line Royalty still persist.

Considering all the above, it is still difficult to forecast the evolution of the topics stated in Note 2 and their possible impact on Transener business and cash flows. Transener has prepared its consolidated financial statements using the accounting principles applicable to an on-going business. Consequently, these statements do not include the effects of any applicable adjustment or reclassification in case these situations are not resolved favorably to the continuity of Transelec’s operations and, thus, the company would be forced to realize its assets and cancel its liabilities, including contingent ones, under conditions that are not in its ordinary course of business.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 31: (Continuation)

31.3 Distribution

In fiscal years 2012 and 2011, Edenor recorded negative operating and net results, and both its liquidity level and working capital, even in fiscal year 2013, were severely affected. This situation is due mainly to both the continuous increase of its operating costs that are necessary to maintain the level of the service, and the delay in obtaining rate increases and/or recognition of its MMC, as stipulated in Section 4 of the Adjustment Agreement, including the review procedure in the event of deviations exceeding 5%.

Although the partial recognition of higher costs (as stipulated in Section 4.2 of the Adjustment Agreement) for the period May 2007 through September 2013, occurred in fiscal year 2013 through SE Resolution No. 250/13 and SE Note No. 6852/13, represented a significant step towards the recovery of Edenor’s situation, inasmuch as it allowed for the temporary regularization of the equity imbalance generated by the lack of a timely recognition of the MMC adjustment requests made in the last seven years, such regulations do not provide a definitive solution to Edenor’s economic and financial equation due to the fact that the level of revenue generated with the electricity rate schedules in effect, even after applying these regulations, does not allow for the absorption of neither operating nor investment costs or for the payment of financial services. The constant increase in the operating costs that are necessary to maintain the level of the service, and the delay in obtaining genuine rate increases will continue to deteriorate Edenor’s operating results, demonstrating that this recognition is insufficient to restore the balance that the economic and financial equation of the public service, object of the concession, requires; so much so that the operating and net results for the year ended December 31, 2013 were also negative prior to applying SE Resolution No. 250/13.

In effect, the operating and net results for the three-month period ended March 31, 2014 were also negative; therefore, Edenor is once again subject to complying with the provisions of Section 206 of the Argentine Business Organizations Law, which provide for the mandatory capital stock reduction. This situation does not allow either for the regularization of the cash flows Edenor needs to provide the public service and make the totality of the investments.

Despite this, it is worth mentioning that, in general terms, the quality of the distribution service has been maintained and the constant year-on-year increase in the demand for electricity that has accompanied the economic growth and the standard of living of the last years has also been satisfied. Due to both the continuous increase recorded in the costs associated with the provision of the service and the need for additional investments to meet the increased demand, Edenor has adopted a series of measures aimed at mitigating the negative effects of this situation on its financial structure, such as: (i) reducing certain specified costs, including the reduction of Directors and Supervisory Committee members’ fees; (ii) selling all its shareholdings in subsidiaries and collecting the loans granted to such companies; (iii) making all reasonable efforts to obtain from the authorities the funds necessary to face the salary increases demanded by unions; (iv) seeking new financing options; (v) refinancing the financial debt with extended maturity terms and/or; (vi) optimizing the use of the available resources; provided that these measures do not affect the sources of employment, the execution of the investment plan or the carrying out of the essential operation and maintenance works that are necessary to maintain the provision of the public service.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 31: (Continuation)

Additionally, Edenor has made a series of presentations before control agencies, regulatory authorities and courts in order to jointly instrument the necessary mechanisms to contribute to an efficient provision of the distribution service, the maintenance of the level of investments and the compliance with the increased demand. It was in this context that the ENRE issued Resolution No. 347/12, which established the application of fixed and variable charges that allowed Edenor to obtain additional revenue as from November 2012, and the ES issued the previously described ES Resolution No. 250/13 and SE Note No. 6852/13, which partially recognized the higher costs and established mechanisms to offset this recognition against the PUREE-related liability, and, partially, against the debt held with CAMMESA.

In view of the aforementioned, and given the inefficacy of the administrative and judicial actions pursued and presentations made by Edenor, on December 28, 2012,  an action for the protection of Edenor’s rights (“acción de amparo”) was brought against the ENRE so that the Regulatory Authority, in the performance of its duties, could adopt those measures which, in Edenor’s opinion, are not only urgently needed but also essential for the provision of the public service of electricity distribution that Edenor is required to provide under the concession agreement on a continuous, regular and safe basis.

Furthermore, with the aim of maintaining and guaranteeing the provision of the public service, and in order to alleviate the financial situation, as from October 2012 Edenor found itself forced to cancel, on a temporary basis, the obligations with the WEM with surplus cash balances after having complied first with the commitments necessary to guarantee the provision of the public service that Edenor is required to provide, including the investment plans underway and operation and maintenance works, as well as with the payment of the recognized salary increases. In this regard, the ENRE and CAMMESA sent notices to Edenor demanding payment of such debt, which have been duly replied by Edenor.

The above-described situation will translate once again into a working capital deficit, which, taking into account that Edenor is not in condition to have access to other sources of financing, will result in the need to continue to cancel only partially the obligations with CAMMESA for energy purchases. The application of the described offsetting mechanism is to be authorized by the ES.

In spite of that which has been previously mentioned, Edenor´s Board of Directors continues analyzing different scenarios and possibilities to mitigate or reduce the negative impact of Edenor’s situation on its operating cash flows and thereby present the shareholders with diverse courses of action. Nevertheless, the improvement of revenues so as to balance the economic and financial equation of the concession continues to be the most relevant aspect.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 31: (Continuation)

The outcome of the overall electricity rate review is uncertain as to both its timing and final form. Therefore, the uncertainties of the previous fiscal years in this regard continued during the first three-month period ended March 31, 2014; thus, if during the next nine months of the current fiscal year: (i) the new electricity rate schedules are not issued by the ENRE; (ii) Edenor is not granted other recognition or any other mechanism to compensate for cost increases, in addition to the revenue obtained from the application of ES Resolution No. 347/12, the funds derived from the PUREE, or the recognition of MMC values and the offsetting mechanism established by ES Resolution No. 250/13 and ES Note No. 6852/13, and/or; (iii) Edenor does not obtain from the Federal Government other mechanism that provides it with financing for cost increases, it is likely that Edenor will have insufficient liquidity and will therefore be obliged to continue implementing, and even deepening, measures similar to those applied until now in order to preserve cash and enhance its liquidity. As stated in previous periods, Edenor may not ensure that it will be able to obtain additional financing on acceptable terms. Nevertheless, it must be pointed out that due to the fact that the revenue deriving from the FOCEDE for the execution of the necessary woks arising from the Investment Plan of distribution companies is temporarily insufficient, the ES has considered the possibility of financing such deficit, should it be necessary, through the implementation of loans for consumption (mutuum) and the assignment of secured receivables with CAMMESA.  Therefore, should any of these measures, individually or in the aggregate, not be achieved, there is significant risk that such situation will have a material adverse impact on Edenor’s operations. Edenor may need to enter into a renegotiation process with its suppliers and creditors in order to obtain changes in the terms of its obligations to ease the aforementioned financial situation.

Given the fact that the realization of the projected measures to revert the manifested negative trend depends, among other factors, on the occurrence of certain events that are not under Edenor’s control, such as the requested electricity rate increases, the Board of Directors has raised substantial doubt about Edenor’s ability to continue as a going concern in the term of the next fiscal year, being obliged to defer certain payment obligations, as previously mentioned, or unable to meet expectations for salary increases or the increases recorded in third-party costs.

Nevertheless, Edenor’s condensed interim financial statements have been prepared in accordance with the accounting principles applicable to a going concern, assuming that Edenor will continue to operate normally. Therefore, they do not include the effects of the adjustments or reclassifications that might result from the outcome of this uncertainty.

Although the subsidiary Edenor represents approximately 58% of the Group's assets and approximately 63% of the Group’s revenue, the Company considers that this substantial doubt regarding its controlled company Edenor does not affect its capacity to continue operating in the ordinary course of business, mainly due to the following reasons: i) There are no cross-default clauses in Edenor or the Company’s indebtedness agreements in case of breach of the commitments arising from such agreements by the former; ii) The Company is not a guarantor of any indebtedness incurred by Edenor; iii) The Company does not depend financially on Edenor, since this subsidiary has not paid dividends or granted significant loans to it as from its acquisition date on 2007; iv) There are and there have been no significant balances or transactions between the Company and Edenor; v) The Company is not contractually obliged to render financial assistance to Edenor; vi) Since it is a public utility licensee, Edenor has certain specific characteristics established in the Concession Agreement.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 31: (Continuation)

The Company has made its projections in order to assess the recoverable value of its non-current assets (including those recognized at the time of acquisition) corresponding to Edenor, in the understanding that it will be granted a tariff increase according to the circumstances.

NOTE 32: WORKING CAPITAL DEFICIT

As of March 31, 2014 the working capital of the company was negative, amounting to Ps. 1,581.3 million. This deficit has been generated in the distribution segment amounting to Ps. 2,079.5 million, mainly through its indirect subsidiary Edenor, as a result of its current economic and financial situation, which is detailed in Note 31. This deficit has been partially offset with the remaining segments, which have a positive working capital.

NOTE 33: SUBSEQUENT EVENTS

General Ordinary Shareholders’ Meeting

On April 30, 2014, the Company’s General Ordinary Shareholders’ Meeting approved the allocation of accumulated retained earnings as of  December 31, 2013, which amounted to Ps. 286.1 million, as follows: Ps. 14.3 million to set up the legal reserve, and Ps. 271.8 million to set up the voluntary reserve.

VCPs Global Programme in PEPASA

On April 28, 2014, PEPASA finalized the issuance of Series 8 VCPs with a face value of Ps. 122.95 million, accruing interest at a Private Badlar Rate plus a 3.95% spread and maturing 12 calendar months as from their issuance date. Interest will be payable on a quarterly basis.

Free translation from the original in Spanish for publication in Argentina

REPORT ON CONSOLIDATED CONDENSED INTERIM FINANCIAL
STATEMENTS´REVIEW

To the Shareholders, President and Directors

Pampa Energía S.A.

Legal address: Ortiz de Ocampo 3302, Building 4

Autonomous City of Buenos Aires

Tax Code No. 30-52655265-9

Introduction

We have reviewed the consolidated condensed interim financial statements of Pampa Energía S. A. and its subsidiaries (hereinafter “PESA” or “the Company”) which includes the consolidated condensed interim statement of financial position as of March 31, 2014, the consolidated condensed interim statement of comprehensive income for the three-month period ended March 31, 2014, and the consolidated statements of changes in equity and cash flows for the three-month period then ended and explanatory selected notes.

The amounts and other information related to fiscal year 2013 and its interim periods, are an integral part of the financial statements previously mentioned and therefore should be considered in relation to those financial statements.

Directors´ responsibility

Company´s Board of Directors is responsible for the preparation and presentation of the financial statements in accordance with the International Financial Reporting Standards (IFRS), adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as the applicable accounting framework and  incorporated by the National Securities Commission (CNV) to their regulations, as they were approved by the International Accounting Standards Board (IASB), and, therefore, it’s responsible for the preparation and presentation of the consolidated condensed interim financial statements mentioned in the first paragraph in accordance with IAS 34 “Interim Financial Information”. Our responsibility is to express a conclusion based on the review we have performed with the scope detailed in the paragraph “Scope of our review”.

Scope of our review

Our review was limited to the application of the procedures established in International Standard on Review Engagements 2410 “Review of interim financial information performed by the independent auditor of the entity”, which was adopted as standard of review in Argentina through Technical Pronouncement No. 33 of the FACPCE as was approved by International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists in making inquiries to Company´ staff responsible for the preparation of the information included in the consolidated condensed interim financial statements and the performance of analytical procedures and other review procedures. This review is substantially less in scope than an audit performed in accordance with International Auditing Standards; consequently, a review does not allow us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Therefore, we do not express an audit opinion on the consolidated financial position, consolidated comprehensive income and consolidated cash flows of the Company.

Conclusion

Based on our review, nothing has come to our attention that would cause us to believe that the consolidated condensed interim financial statements mentioned in the first paragraph of this report, are not prepared in all material respects, in accordance with IAS 34.

Report of compliance with regulations in force

In compliance with regulations in force, we report that:

a)      the consolidated condensed interim financial statements of PESA are pending of being transcribed into the “Inventory and Balance Sheet” book and comply, except for the aforementioned, as regards to those matters that are within our competence, with the provisions of the Corporations Law and pertinent resolutions of the CNV;

b)      the separate condensed interim financial statements of PESA, except for what was mentioned in a), derive from accounting records carried in all formal respects in accordance with legal regulations;

c)       we have read the summary of activities, on which, as regards those matters that are within our competence, we have no observations to make;

d)      as of March 31, 2014 there were no liabilities accrued in favor of the Argentine Integrated Social Security System according to the Company’s accounting records.

Autonomous City of Buenos Aires, May 12, 2014

PRICE WATERHOUSE & CO. S.R.L. (Partner)
Andrés Suarez

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 20, 2014

Pampa Energía S.A.

By:	/s/ Ricardo Torres
Name: Ricardo Torres Title: Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.